                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 10


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                      NEVADA MANHATTAN MINING INCORPORATED
-----------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


                NEVADA                                88-0219765
    ---------------------------------            --------------------
     (State or Other Jurisdiction of               (I.R.S. Employer
     Incorporation or Organization)               Identification No.)


5038 NORTH PARKWAY CALABASAS, SUITE 100
         CALABASAS, CALIFORNIA                           91302
----------------------------------------              -----------
(Address of Principal Executive Offices)               (Zip Code)


                                 (818) 591-4400
-----------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)


       Securities to be registered pursuant to Section 12(b) of the Act:


                                  Common Stock
      ------------------------------------------------------------------
                                (Title of Class)


                                Preferred Stock
      ------------------------------------------------------------------
                                (Title of Class)


       Securities to be registered pursuant to Section 12(g) of the Act:


                                      None

                         CROSS-REFERENCE SHEET BETWEEN
                             REGISTRATION STATEMENT
                              AND ITEMS OF FORM 10

 FORM 10 ITEM NUMBER AND CAPTION               CAPTION IN INFORMATION STATEMENT
--------------------------------               --------------------------------
  1.   Business..............................   Business; The Company's Business and Properties, Risk Factors and
                                                Special Material Considerations; Management's Discussion of and
                                                Analysis of Financial Conditions and Results of Operations

  2.   Financial Information.................   Selected Financial Data; Management's Discussion and Analysis of
                                                Financial Condition and Results of Operations; Financial Statements

  3.   Properties............................   The Company's Business and Properties; Risk Factors and Special
                                                Material Considerations

  4.   Security Ownership of Certain
         Beneficial Owners and Management....   Security Ownership of Certain Beneficial Owners and Management

  5.   Directors and Executive Officers......   Management

  6.   Executive Compensation................   Executive Compensation

  7.   Certain Relationships
         and Related Transactions............   The Company's Business and Properties

  8.   Legal Proceedings.....................   Legal Proceedings

  9.   Market Price of and Dividends on the
         Registrant's Common Equity and
         Related Stockholder Matters.........   Market Price of and Dividends on Company Equity; Management;
                                                Executive Compensation

 10.   Recent Sales of Unregistered
         Securities..........................   Risk Factors and Special Material Consideration

 11.   Description of Registrant's
         Securities to be Registered.........   Description of Securities Being Registered

 12.   Indemnification of Directors
         and Officers........................   Management

 13.   Financial Statements and
         Supplementary Data..................   Financial Statements and Supplementary Data

 14.   Changes in and Disagreements with
         Accountants on Accounting and
         Financial Disclosure................   Not Applicable

 15.   Financial Statements and Exhibits.....   Financial Statements and Exhibits

                               TABLE OF CONTENTS


                                                                     Page
                                                                     ----

The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

Selected Financial Data . . . . . . . . . . . . . . . . . . . . . .    1

The Company's Business and Properties . . . . . . . . . . . . . . .    1

Risk Factors and Special Material Considerations  . . . . . . . . .    9

Management's Discussion and Analysis of Financial
  Condition and Results of Operations . . . . . . . . . . . . . . .   17

Security Ownership of Certain Beneficial Owners and Management. . .   18

Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20

Executive Compensation  . . . . . . . . . . . . . . . . . . . . . .   24

Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . .   26

Market Price of and Dividends on Company's Equity . . . . . . . . .   27

Description of Securities Being Registered  . . . . . . . . . . . .   28

Financial Statements and Supplementary Data . . . . . . . . . . . .   31

                                 1. THE COMPANY

     Nevada Manhattan Mining Incorporated (the "Company") was formed on June
10, 1985, in the state of Nevada under the name of Epic Enterprises, Ltd. On September 11, 1987, the Company amended its Articles of Incorporation changing its name to Nevada Manhattan Mining Incorporated. The Company's articles currently authorize the issuance of 49,750,000 shares of Common Stock with a par value of one cent ($.01) per share and 250,000 shares of Series A Preferred Stock with a par value of $1.00 per share (the "Preferred Stock") convertible into Common Stock on the terms and conditions described elsewhere in this Registration Statement. There were 12,208,412 shares of the Company's Common Stock and 228,919 shares of the Preferred Stock issued and outstanding as of February 28, 1997. The average price per share paid for the Common Stock issued directly by the Company has been approximately $2.00 per share. Holders of the Preferred Stock have paid $10.00 per share with an effective purchase price for the Common Stock (after giving effect to the conversion thereof on a one-for-ten basis) of $1.00 per share.

     The Company was formed primarily to develop the Nevada Property, other gold mining properties which it had previously owned, and certain gold mining properties which it has recently acquired. Pursuant to prior action of both the Company's directors and its shareholders, certain gold mining properties have been abandoned. The Company has recently acquired the rights to seven (7) gold mining concessions and three (3) coal mining concessions in Indonesia, as well as three (3) timber properties in Brazil.

     It is the Company's present intention over the next twelve (12) months to increase production at the Nevada Property pursuant to the Nevada Business Plan (as herein defined); increase the production of sawed lumber and other wood products at its facilities located on one or more of its Brazilian timber properties; conduct further mining, surveying, mapping and exploration activities on certain of its gold and coal mining concessions located in Indonesia (including the Sopang and Silobat Properties); and seek prospective joint venture partners capable of jointly developing its coal concessions in Indonesia. The Company has budgeted $1,500,000 for further development of the Nevada Property, approximately $1,500,000 for current exploration activities in Indonesia, and projects that revenues generated from operations in Brazil will be sufficient to pay all operating costs in Brazil. The funds necessary for the activities currently contemplated on the Nevada Property and a substantial portion of activities on the Indonesian gold and coal mining concessions noted above are projected to come from one or more of the following sources: a private placement to a qualified institutional buyer (within the meaning of Rule 144A) or accredited investor; a direct public offering made pursuant to a registration statement filed under the Securities Act of 1933, as amended; or from cash flow generated from the Brazilian operations.

     The Company has its principal executive offices at 5038 North Parkway Calabasas, Suite 100, Calabasas, California 91302. Its telephone number is (818) 591-4400 and its facsimile number is (818) 591-4411.

     The Company has recently formed two subsidiaries to conduct its overseas operations: Kalimantan Resources, Ltd., and Equatorial Resources, Ltd. Both of these subsidiaries are corporations organized under the laws of the British Virgin Islands. Kalimantan Resources is wholly owned by the Company while Equatorial Resources is owned 80% by the Company and 20% by Ignatius Z. Theodorou.

     Management of the Company presently consists of a five-member board of directors (two of which are neither executive officers nor employees) and employs two (2) full-time executive officers as well as seven (7) full-time employees at its principal offices. The Company's subsidiary, Equatorial Resources, Ltd., also employs 62 persons with respect to current operations on the Brazilian timber concessions. In 1989, the Company formed a Shareholder Advisory Committee (the "Advisory Committee") comprised of up to 12 outside shareholders. The purpose of the Advisory Committee is to participate in directors' meetings and compensation meetings, as well as planning meetings related to all aspects of corporate development. Members are selected annually from a group of shareholders who respond to Company inquiries regarding interest in participating on the Advisory Committee. Membership is rotated annually. One of the primary purposes of this Committee is to provide independent, shareholder participation in critical decisions relating to overall corporate strategy.

        The Company has contracted with Harrison Western Mining and Construction, Lakeland, Colorado, to supply labor, service, materials and equipment for Nevada property operations. The Company has also entered into agreements with: Gold King Mines Corporation to provide mining consulting services with respect to the Nevada Property; Behre Dolbear & Company, Inc., to provide oversight and third-party validation services relative to the exploration and development activities on the Indonesian Concessions; Eco-Rating International, Inc., to provide an economic and environmental evaluation of the Company's Brazilian Timber Properties; and Thyssen Sudamerica N.V. to market and sell all timber harvested and milled by the Company with respect to the Brazilian Timber Concession.

                           2. SELECTED FINANCIAL DATA

The following table sets forth certain historical financial data for the Company for fiscal years 1992 through 1996 and the nine-month periods ended February 28, 1997 and 1996. The historical financial data for the three years ended May 31, 1996 (audited), and the nine months ended February 28, 1997 and 1996 (unaudited), were derived from the financial statements of the Company included elsewhere herein. The summary historical combined financial data for the years ended May 28, 1992 and 1993 have not been audited and were derived from the accounting records of the Company. In the opinion of management, the historical financial data of the Company as of and for the years ended May 31, 1992 and 1993, and as of and for the nine months ended February 29, 1997 and 1996, include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The historical financial data are not necessarily indicative of the results of operations for any future period. Furthermore, the results of operations for the nine months ended February 28, 1997 and 1996 should not be regarded as indicative of the results that may be expected for the full year.

                                                                            Years Ended May 31,
                                        -------------------------------------------------------------------------------------------
                                           1996                1995                1994                1993                1992
                                        -----------         -----------         -----------         -----------         -----------
                                                                                                              (unaudited)
Expenses:
   Costs and expenses of
   development stage activities         $ 1,198,506          $  611,073          $  480,473          $  503,061          $  389,933
                                        -----------          ----------          ----------          ----------          ----------

Net loss                                 (1,198,506)           (611,073)           (480,473)           (664,244)           (389,933)

Cumulative preferred dividends              (10,600)                 --                  --                  --                  --
                                        -----------          ----------          ----------          ----------          ----------
Net loss attributable to
   common shareholders                  $(1,209,106)         $ (611,073)         $ (480,473)         $ (664,244)         $ (389,933)
                                        ===========          ==========          ==========          ==========          ==========
Net loss per common share               $     (0.16)         $    (0.12)         $    (0.15)         $     (.23)         $     (.18)
                                        ===========          ==========          ==========          ==========          ==========
Weighted average
    shares outstanding                    7,428,081           5,021,801           3,146,727           2,885,062           2,183,616
                                        ===========          ==========          ==========          ==========          ==========

Balance Sheet Data:

   Total assets                         $ 4,199,803          $3,711,865          $3,651,286          $3,324,098          $5,574,429

   Long-term debt                           115,723             105,919             143,209             131,947           2,375,000

   Stockholders' equity                   3,633,553           3,081,334           1,800,234           1,305,238           1,870,180

                                                     Nine Months Ended
                                                      February 28,
                                                1997                1996
                                            ------------         -----------
                                                        (unaudited)
Expenses:
   Costs and expenses of development
       stage activities                      $ 1,319,759          $  468,453
                                            ------------          ----------

Net loss                                      (1,319,759)           (468,453)

Cumulative preferred dividends                  (136,063)                 --
                                             -----------          ----------

Net loss attributable to
   common shareholders                       $(1,455,822)         $(468,453)
                                             ===========          ==========

Net loss per common share                    $     (0.14)         $    (0.07)
                                             ===========         ===========

Weighted average shares outstanding           10,405,727           6,414,837
                                             ===========         ===========

Balance Sheet Data:

   Total assets                              $10,729,816          $3,824,408

   Long-term debt                                100,266              58,412

   Stockholders' equity                        9,862,768           3,214,081

                    3. THE COMPANY'S BUSINESS AND PROPERTIES

     The Company's business is the exploration and mining of precious metals and coal in Nevada and Indonesia and the harvesting of timber and other wood products in Brazil. To this end the Company has recently acquired the right to conduct exploration activities on three (3) coal properties in Indonesia and the right to develop and/or own three (3) timber properties located in the state of Para, Brazil. The Company holds various rights in and to the following properties: (i) twenty-eight (28) patented and sixty-five (65) unpatented claims aggregating approximately 1,800 acres (the "Nevada Property") which are located near the town of Manhattan, Nevada (approximately 45 miles northeast of Tonopah, Nevada); (ii) seven (7) gold concessions aggregating 39,400 hectares (98,500 acres) which are located in both the gold belt area of Kalimantan, Indonesia, and on the island of Sumatra (see "Indonesian Gold Concessions"); (iii) three
(3) coal properties located in Kalimantan, Indonesia, comprising 290,000 hectares (725,000 acres) (the "Indonesian Coal Concessions"); and (iv) three (3) timber properties aggregating 693,000 hectares which are located in the state of Para, Brazil (the "Brazilian Timber Properties"). A more thorough description of the properties is contained within portions of this Section of the Registration Statement entitled "The Nevada Property," "The Indonesian Concessions" and "The Brazilian Timber Properties."

The Nevada Property

     The Nevada Property consists of twenty-eight (28) patented and sixty-five
(65) unpatented claims aggregating approximately 1,800 acres.

     The Company originally acquired its rights to the Nevada Property pursuant to a mining agreement dated April 4, 1987 (the "Nevada Property Agreement") with Anthony C. Selig and related entities (the "Selig Entities"). On December 9, 1987, the Selig Entities and the Company entered into an amendment to the Nevada Property Agreement reducing both the area of interest and the purchase price of the Nevada Property from Two Million One Hundred Thousand Dollars ($2,100,000) to Six Hundred Thousand Dollars ($600,000) and modifying, amongst other things, the schedule of semiannual payments due from the Company to the Selig Entities in consideration of the purchase of the Nevada Property.

     On March 2, 1989, the Company entered into an agreement entitled "Manhattan Mining Property Agreement" with Argus Resources, Inc., a Nevada corporation, and Argus Mines, Inc., a Nevada corporation (the "Argus Companies"); and the Selig Entities (the "Nevada Property Agreement"). This agreement was entered into after a dispute had arisen between Argus Resources, Inc., and the Selig Entities under the lease/purchase agreement which had been previously entered into between such parties and which originally formed the basis upon which the Company derived its rights to the Property. This agreement also modified certain terms and conditions contained within the Nevada Property Agreement.

      Under the terms of the Nevada Property Agreement, as amended, the Company was required to pay, and did pay, to the other parties the sum of Twenty-Five Thousand Dollars ($25,000) upon execution of the agreement. The Company also agreed to pay the Argus Companies the additional sum of One Hundred Sixty-Five Thousand Dollars ($165,000) in monthly installments of Seven Thousand Five Hundred Dollars ($7,500) commencing on April 15, 1989, and continuing thereafter until the entire sum was paid in full. The Nevada Property Agreement, as amended, further required the Company to issue 1,000,000 (pre-reverse split) shares of Common Stock as additional consideration to Argus Resources, Inc. In fact, the Company paid the Argus Companies, Inc., and the Selig Entities all amounts due under the Nevada Property Agreement, as amended, and issued 100,000 (post-reverse split) shares of Common Stock to Argus Resources, Inc.

     Pursuant to the terms and conditions of the Nevada Property Agreement, as amended, the Argus Companies executed a Corporation Quitclaim Deed conveying a forty percent (40%) undivided interest in the Nevada Property to the Company on March 9, 1989. Concurrently therewith, the Company delivered a Deed of Trust and Assignment of Rents (the "Deed of Trust") to the Selig Entities to further secure the obligations under the Nevada Property Agreement. Both the Corporation Quitclaim Deed and the Deed of Trust were duly recorded in the office of the county records by and for Nye County, Nevada.

     In June 1993, the Company entered into a Joint Venture Agreement with Marlowe Harvey/Maran Holdings, Inc. ("Marlowe Harvey"); Argus Resources, Inc.; and the Selig Entities respecting the Nevada Property. Under the terms of the Joint Venture Agreement, Marlowe Harvey was entitled to a fifty-one percent (51%) interest in the Nevada Property in consideration of Marlowe Harvey assuming certain obligations, including the purchase of the Deed of Trust from the Selig Entities. The remaining forty-nine percent (49%) interest in the Nevada Property was to be held equally by Argus Resources, Inc., and the Company in consideration of their payment of their pro rata share of all amounts due under the promissory note (the "Nevada Note") secured by the Deed of Trust created by the Nevada Property Agreement, as amended. The failure of either Argus Resources, Inc., or the Company to pay any amounts due under the note during the first year of the joint venture was to be deemed a default requiring the defaulting party to quitclaim its interest in the Nevada Property to the remaining parties. The Argus Companies, Marlowe Harvey and the Company were also responsible for their pro rata share of all property development expenses. At the time, Marlowe Harvey was the operator of the Nevada Property and responsible for all operations relating to maintaining the Nevada Property in accordance with the Mining Agreement.

      On October 20, 1995, the Company and Mr. Harvey "as an individual and for Maran Holdings and Argus Resources" executed an agreement (the "Amended Joint Venture Agreement") which purports to amend the June 1993 Joint Venture Agreement. The Amended Joint Venture Agreement obligates Marlowe Harvey to convey to the Company within ten (10) days of the date of execution of such Agreement fifty-two percent (52%) of the outstanding and issued stock in Argus Resources, Inc.("Argus"), in exchange for the payment of One Hundred Forty-Seven Thousand Dollars ($147,000) to be paid in the future from a percentage of Argus' share of the net proceeds realized from the sale of gold production on the Nevada Property. In addition, Marlowe Harvey agreed to convey a one percent (1%) interest in the Nevada Property to the "management" of the Company (Messrs. Michaels and Kramer) in exchange for a "production payment" of Forty-Seven Thousand Dollars ($47,000) likewise to be paid from future production attributable to Argus Resources, Inc. It was, and is, the intention of the Company's officers to convey their rights under the Amended Joint Venture Agreement to the Company in exchange for the Company's assumption of such officers' obligations under such Agreement.

     Both the obligations of the Company and its officers under the Amended Joint Venture Agreement were to be secured by the pledge of Common Stock (in the case of the Company, 1,235,429 shares) with "piggyback" registration rights to be granted to Marlowe Harvey in two (2) years in the event $147,000 is not paid from production by that time. If only a portion of the production payment is made by October 20, 1997, the obligation to seek registration was to be ratably reduced. The Company was further required to issue 1,186,981 shares of its Common Stock to Maran Holdings, Inc., an affiliate of Argus, at the time at which it was obligated to issue to Argus the shares to be used as security for the production payment.

     The Amended Joint Venture Agreement also required both the Company and its joint venture partners to each make one-half of the property tax payments and the payments due to the Selig Entities under the Nevada Property Agreement. Both of these payments are due in January of each year.

     In January 1996, the Company notified Marlowe Harvey that it had been "ready, willing, and able" to convey the Common Stock pursuant to the terms of the Amended Joint Venture Agreement. In addition, the Company made all of the required property tax payments relating to the Nevada Property and the payments due to the Selig Entities in reliance upon the terms of the Amended Joint Venture Agreement. Marlowe Harvey has failed to reimburse the Company for its one-half share of the property tax payments and the payments due to the Selig Entities which were advanced on its behalf by the Company and has failed to make the conveyances required by the terms and conditions of the Amended Joint Venture Agreement. As a result, the Company instituted an action in Nye County, Nevada, on November 4, 1996, seeking specific performance and damages against Marlowe Harvey; Maran Holdings Inc.; Calais Resources Inc.; and Argus Resources, Inc. This action is described in further detail under the Section of this Registration Statement entitled "LEGAL PROCEEDINGS." Regardless of the outcome of this action, the Company will continue to operate this property and believes it will continue to own the interest in the Nevada Property which it acquired by virtue of the previous agreements it entered into which relate to the Nevada Property.

     In March 1997, the Company entered into a Sale and Purchase Agreement with the Selig Entities. Under the terms of this latest agreement, the Selig Entities agreed to sell to the Company one hundred percent (100%) of their interests in the Nevada Note, the Deed of Trust, and the Nevada Property for the sum of Three Hundred Seventy Five Thousand Dollars ($375,000) payable as follows: One Hundred Thousand Dollars ($100,000) in March 1997 and the balance plus all accrued and unpaid interest (calculated at the rate of 5.25%) on or before February 6, 1999. The Company in fact paid the first installment of One Hundred Thousand Dollars ($100,000) in March 1997. The agreement also acknowledges that the Company is the only person or entity legally entitled to conduct mineral operations on the Nevada Property. The Company is also required to pay all U.S. Bureau of Land Management annual maintenance fees associated with the claims comprising the Nevada Property.

     The Nevada Property is located in an historic mining district which has experienced mining operations from 1866 to the present with the major activity in the late 1860s, between 1906 and 1921 and from 1960 to the present. Placer and lode mining took place principally in the Reliance Mine, the White Caps Mine, the Union Amalgamated Mine, the Manhattan Consolidated Mine, the Earle Mine, the Big Four Mine and the April Fool Mine. The United States Geological Survey reports historic production through 1959 of 260,000 ounces of lode gold and 206,000 ounces of placer gold mined in the Manhattan Mining District. Since 1959, the more significant gold production has occurred from the Echo Bay and Nevada Gold Fields mines which border the Nevada Property. Such mines have yielded production in excess of 500,000 ounces of gold.

     The Nevada Property lies in several shallow gullies in a general area which is located between 7,500 to 7,800 feet in elevation. Mineralization of the Nevada Property appears to be structurally controlled by a series of parallel east-northeast trending faults dipping from 50 to 75 degrees southwest and with some cross or perpendicular faults. The Nevada Property consists of two distinct areas which require different mining and production techniques. Gold mineralization in the vicinity of "Litigation Hill" is near the surface and much less expensive to mine. The lower grade ore can be "leached" while higher grades of ore must be milled. Gold mineralization located in the White Caps Mine has revealed two delineated ore bodies below the 600-foot level and a deeper exploration target requiring substantially higher costs for extraction as compared to "Litigation Hill." "Dewatering" the mine and driving a decline to the 800-foot level could become quite costly. Additionally, gold ore obtained from the White Caps Mine may be required to be processed using autoclave technology or other proven methods in order to comply with environmental regulations due to the ore's high content of antimony, mercury, arsenic and sulphur; nevertheless, the Company believes that the deep ore bodies located within the White Caps Mine may have sufficient potential to justify the large development program. Both the "Litigation Hill" and White Caps Mine areas of the Property will be discussed below.

     The Nevada Property is adjacent to three (3) existing gold mines. Immediately adjacent to the west of the Nevada Property is the Manhattan Mine formerly owned by Echo Bay Minerals Company now a part of the Smokey Valley Combined Operation. This mine has produced approximately 500,000 ounces of gold over the last 10 to 15 years. Operations at this mine have been suspended.

     Immediately to the south of the Nevada Property is the Keystone Mine which was developed by Nevada Gold Fields Company. Proven reserves were reported at 100,000 tons of gold ore averaging .21 ounces per ton. Probable reserves were reported at an additional 100,000 tons.

     Approximately 14 miles to the north of the Property are the Smokey Valley Combined Operation mining activities known as the Round Mountain Mine. This mine is currently the largest producer of gold ore in the district with production estimated at more than 350,000 ounces of gold per year and 7,000,000 ounces in reserve and is one of the largest heap leach operations in the world.

     The White Caps Mine was historically one of the more prolific gold mines in the state of Nevada and is located in the Manhattan Mining District. Production of gold began in 1911 and remained in production until 1935 when the vein was lost and the lower levels of the mine encountered water. A total of 120,000 ounces of gold were produced during that period. The mine was closed in 1942 by executive order relating to all "mining activities non-essential to the [World War II] effort."

     The mine was found to be flooded from its deepest point at the 1,300-foot level to the 450-foot level. Beginning in 1957, a $400,000 program was put in place to "dewater", renovate and reactivate the mine. Pumping of water began that year and by 1958, the water level was down to the 800-foot level. At that time some exploration resumed at the upper levels of the mine. At the 300-foot level, antimony-mercury ore grading 60 percent and 8 percent, respectively, was discovered.

     An expensive antimony deposit (also containing gold and mercury values) was located near the 500-foot level and plans were made to begin mining activities after the renovation of the mine was completed. While continuing to explore for gold mineralization on the lower levels of the mine, the owners leased out the right to mine antimony-gold-mercury ore above the 600-foot levels in 1962 and production thereafter began.

     A diamond drilling program in 1962 relocated the gold ore vein which had been lost in 1935 when it faulted out at the 600-foot level. Drilling of the formation began at the head of the winze (i.e. incline shaft) and continued down to the 1,200-foot level. Eight regularly-spaced holes of approximately 100 feet in length were drilled. These holes revealed a gold mineralized area 65 feet wide with values ranging as high as 7.7 ounces per ton and averages over .8 ounces per ton. This mineralization is found in the foot wall of the old winze.

     The next phase of the 1962 drilling program consisted of diamond drilling a "hole" starting at the 1,200-foot level. Six holes of approximately 100 feet in length each were drilled and revealed gold values averaging over 3 ounces per ton with a high of 6 ounces per ton. This drilling program blocked out a proven ore reserve of over 14,000 ounces of gold according to a 1964 report published by the California Mining Journal. The program also indicated that an ore body containing several hundred thousand ounces of gold is present in the relocated vein which runs from the 600-foot level down to the 800-foot level and from the 1,200-foot level down to at least the 1,300-foot level.

     Before production could begin, a fire was accidentally started by a pumping subcontractor at the 300-foot level. The ore bins, shaft and head frame were destroyed and the mine was closed in 1964. The low price of gold (then $35 per ounce), high costs to rebuild the damaged mine and the lack of funds caused the White Caps Mine to close in 1964 and has remained closed since that time. The Company's plans include reentering this mine and resuming gold exploration and production.

     By contrast, "Litigation Hill" was the site of both Earle and Consolidated Mines, all early producers of high-grade ore until the veins ran out. Recent geomagnetic activity and a drilling program have located several small commercial-sized deposits of medium-grade gold ore which can be either milled or heap leached.

     The Company has conducted a geophysics and geochemical survey of "Litigation Hill." A Schlumberger resistivity survey indicated gold mineralization down to a depth of 1,000 feet (the limit of the instrument's sensitivity). Bulk sampling of the ore dumps remaining at these mines indicated that an overall average grade of the dumps was .206 ounces of gold per ton. Over 1,500 tons of ore were proven with another 500 tons considered to be probable reserves.

     The 1987 exploration of underground workings on "Litigation Hill" showed that the Earle Mine had experienced massive cave-ins. Two samples were taken from channel cuts. These samples indicated values of .120 ounces of gold per ton. The Bath Mine was accessible through a stope which leads directly to the main haulage decline. Channel cut samples were taken on pillars left in previously-worked stopes. Values varied from .64 to 1.288 ounces of gold per ton.

     The Company initiated a rotary drilling program in 1988. Holes drilled pursuant to the program varied in depth from 200 feet to 525 feet. Gold values located in the carbonates at a depth of 70 feet indicate that open pit mining is suitable for the lower grade ores which are present.

     The Company commenced an exploration program during the years 1989 and 1990. This program consisted of two parts: conducting a magnetic survey of the property and drilling 25 reverse circulation drill-angle holes varying in depth from 50 to 150 feet. The magnetic survey identified the areas around "Litigation Hill" and the White Caps Mine as strong targets for further exploration. The drilling program located several areas of gold mineralization and a small ore body of about 5,500 tons containing gold values of .18 ounces per ton.

     In September 1993, the joint venture partners began a decline (i.e. tunnel) in order to intercept a drill hole which had been drilled by Freeport Mining Company in 1983. The drill hole revealed that from 465 feet to 505 feet below the surface, an average gold grade of .886 ounces of gold per ton over 40 feet existed. The decline was completed during the Spring of 1994 and drill stations were prepared. Exploration and drilling activities commenced and are ongoing as of the date of this Registration Statement. The decline is approximately nine feet by nine feet and runs at an approximate twelve-degree grade. At the 500-foot level, a turnaround or transfer bay has been added to enable the operators of the mine to successfully remove ore in a cost-effective method.

     The 1993 drilling program also included the mapping and sampling of the old workings of the Consolidated Mine (which was closed in 1939) as well as the drilling and sampling of the decline itself in the immediate potential ore zones contained within the decline.

     In July 1995, the Company engaged the services of William R. Wilson, a minerals industry consultant, to prepare a plan to develop the Nevada Property (the "Nevada Business Plan"). According to the Nevada Business Plan, two alternative plans for exploration and development of the Property exist. The first plan would extend the existing decline in the White Caps Mine to the 565-foot level, rehabilitate and mine old workings in the Consolidated Manhattan Mine, drift and mine a new area near the drill hole which was intercepted by the decline formed during the 1993 program, rehabilitate the White Caps Shaft, and mine the 565-foot level, 670-foot level, 800-foot level, 910-foot level, 1,120-foot level, 1,200-foot level and 1,300-foot level of the White Caps Mine.

     According to the Nevada Business Plan, the major advantage to this alternative would be that access to the lower levels of the White Caps Mine would be considerably improved. It is anticipated that the lower levels may yield higher grade ore as compared to the yields anticipated at current levels of the mine.

     A cash analysis pertaining to the first alternative projected capital costs during the first year of operations to be $1,463,290, operating costs of $1,719,699 and production of 7,960 ounces of gold resulting in revenues of $3,088,430. As a result, the cash analysis prepared for the first alternative projected a positive cash flow of $92,804 after taking into account depreciation, depletion and amortization.

     The second alternative identified in the Nevada Business Plan would extend the decline in the White Caps Mine to the 565-foot level, rehabilitate and mine old workings in the Consolidated Manhattan Mine, drift and mine a new area near the drill hole which was intercepted by the decline formed during the 1993 program, mine the 565-foot level only in the White Caps Mine and conduct underground sampling in the White Caps Mine in the 670-foot through 1,300-foot levels.

     The Nevada Business Plan identifies the major advantage to this alternative to be significantly reduced capital costs combined with the opportunity to sample underground the White Caps Mine without rehabilitating the White Caps shaft. The disadvantages of this alternative are that mining access to the lower portions of the White Caps Mine may not be completed and it is still not known whether access can be obtained to each of the levels below the 560-foot level.

     A cash analysis pertaining to the second alternative projected capital costs during the first year of operations to be $605,840, operating costs of $1,046,063 and production of 4,568 ounces of gold resulting in revenues of $1,772,539. As a result, the cash analysis prepared for this second alternative projected a positive cash flow of $425,326 after taking into account depreciation, depletion and amortization.

     The Nevada Business Plan concludes by recommending the second alternative as the preferable alternative for the Company to follow. In June 1996, the Company initiated the second alternative by contracting with Harrison Western Mining and Construction Company, Lakeland, Colorado, to execute this plan.

     In July 1995, the Company notified Marlowe Harvey and related companies, then the operator of the Nevada Property, that Marlowe Harvey was not in compliance with contractual operations under the Nevada Property Agreement as well as several applicable mining laws and regulations. At that time the Company assumed the position of operator and continues to act in this capacity.

     The Company has begun to establish near-surface gold deposits. Initial exploration of this nature has revealed two near-surface targets showing commercial grades and quantities. These are now being developed for processing and the Company has established an ongoing exploration plan of this nature due to this success.

     All permits for this operation have been issued and the Company is in compliance with all state, federal and environmental regulations to the best of its knowledge and belief.

     The Company's operations in Nevada initially will be heavily dependent upon the mill constructed approximately one mile from the Nevada Property which is currently owned and operated by New Concept Mining, Inc. ("New Concept"). The Company presently intends to use the New Concept mill for milling the ore produced from the Nevada Property and selling gold bullion dore bars or concentrate for sale to third-party buyers. Under the terms of an agreement entered into with the Company, New Concept has agreed to provide the Company with the capacity to initially process between 1,000-1,200 tons of ore per month. New Concept has also agreed to increase processing capacity once the Company's development program expands. The Company has also been engaged in preliminary discussions with New Concept to purchase up to one half of the mill. These discussions have not yet resulted in a binding agreement between the Company and New Concept.

     The Company has also budgeted the sum of One Hundred Thousand Dollars ($100,000) to be spent in the foreseeable future for compliance with applicable environmental laws. However, the Company can provide no assurance that the amount so budgeted for environmental compliance will be consistent with the amounts actually spent for compliance or that the actual amount of such compliance may not be substantially greater than that which has been projected to be spent by the Company pursuant to the budget.

     Over the past three (3) years, the Company has expended approximately One Million Five Hundred Thousand Dollars ($1,500,000) on development expenses on or relating to the Nevada Property. These expenses relate primarily to developing the most effective means by which to extract the ore and transport it to the New Concept mill approximately one mile from the Nevada Property.


The Indonesian Concessions

     General. In August 1996, the Company entered into an agreement to acquire a fifty-one percent (51%) interest in a gold exploration property comprising 10,000 hectares (25,000 acres) located in East Kalimantan, Indonesia (the "Kalimantan Property"). More recently, the Company has entered into two (2) additional agreements to acquire an additional six (6) gold mining concessions aggregating over 23,400 hectares (58,500 acres) and three (3) coal mining concessions comprising 290,000 hectares (725,000 acres). In January 1997, the Company and Maxwells Energy and Metals Technology Ltd., a Bahamian Company ("Maxwells"), agreed to substitute the original 10,000 hectare property (i.e. the Kalimantan Property) for a 16,000 hectare (40,000 acre) tract (the "Sopang Property") located elsewhere on the island of Kalimantan. Ownership of the Indonesian Concessions will be acquired through the Company's new wholly-owned subsidiary formed under the laws of the British Virgin Islands known as Kalimantan Resources, Ltd. ("Kalimantan Resources").

     Mineralization of the Indonesian islands known as Kalimantan (the Indonesian section of Borneo) and Sumatra occurred as a result of rifting of the earth's crust at the ocean floor. There are approximately fifteen known mineralized "arcs" comprising all of Indonesia. Six (6) of these arcs contain the majority of the gold and copper deposits currently discovered in Indonesia. The Central Kalimantan Arc is the area which has evidenced the majority of recent attention of mineral exploration efforts although significant work is also being undertaken in other areas. Located within the Central Kalimantan Arc is the Kelian Mine which has been operating since 1992 and produces approximately 450,000 ounces of gold per annum from ore grading approximately
1.8 grams per tonne of gold. Over seventy (70) tonnes of gold has been produced to date. Based upon current estimated reserves, the mine is scheduled to operate until 2003. Further south is the Mt. Muro Mine. Production for 1996 at this mine was 187,000 ounces of gold. At present, it is impossible to predict whether the Indonesian Concessions possesses any recoverable reserves of gold ore or whether the yields noted in the above-described mines will be indicative of the yields to be established on the Indonesian Concessions.

     Three (3) agreements cover the various concessions which the Company and Kalimantan Resources have acquired: (i) the Principles of Agreement by and between the Company and Maxwells, as amended; (ii) the Acquisition Agreement dated January 26,1997 by and between Kalimantan Resources and Singkamas Agung Ltd.; and (iii) the Acquisition Agreement dated February 18, 1997, by and between Kalimantan Resources and Kaliman Jaya Ltd.

     The Sopang Property. The Company acquired its interest in the Sopang Property pursuant to a document entitled "Principles of Agreement" dated August 19, 1996 ("POA"). The parties to the POA are Maxwells and the Company. The Company and Maxwells originally agreed to conduct exploration activities on a 10,000 hectare tract, but pursuant to an addendum to the POA, substituted the 16,000 hectare Sopang Property.

     In exchange for a fifty-one percent (51%) interest in the concession relating to the Sopang Property, the Company agreed to convey to Maxwells Four Hundred Thousand (400,000) shares of its Common Stock. In addition, the Company must issue an additional Four Million (4,000,000) shares of its Common Stock to Maxwells should an investment banker confirm by independent appraisal that the Sopang Property is valued to be at least Twelve Million Dollars ($12,000,000 U.S.) and/or such investment banker provides financing to the Company based upon an evaluation of at least Twelve Million Dollars ($12,000,000 U.S.) or upon the appreciation of the Common Stock in an aggregate amount exceeding Twelve Million Dollars ($12,000,000) within ninety (90) days of an announcement by the Company of its acquisition of the Indonesian Property. The POA further required the Company to issue One Million shares (1,000,000) of Common Stock regardless of whether the Company receives financing or the above-referenced appraisals are performed if the Company's Common Stock traded consecutively for a period of at least thirty (30) days. The Company recently received a letter from Maxwells acknowledging that other than the issuance of 10,800 shares, no additional shares of Common Stock will be required to be issued until the independent appraisal mentioned above has been performed. A provision of the POA allows Maxwells to obtain a "nondilutive" percentage ownership in the Common Stock to be issued under the POA should the Sopang Property produce at least 2,000,000 ounces of gold. As of the date of this Registration Statement, Three Hundred Eighty Nine Thousand Two Hundred (389,200) of the Four Hundred Thousand (400,000) shares required to be issued to Maxwells have in fact been issued (200,000 shares of which are currently held in the name of Singkamas Agung, Ltd. but which will be reissued in the name of Maxwells).

     While the Company was entitled to defer exploration activities for six (6) months, exploration activities have commenced and are ongoing on the Sopang Property.

     Under the POA, the Company is responsible for one hundred percent (100%) of all exploration and operating expenses relating to the Sopang Property. Maxwells also enjoys antidilution rights with respect to the Common Stock to be issued under the POA provided exploration activities result in a valuation evidencing a yield of at least two million (2,000,000) ounces of gold.

     Maxwells has agreed to provide a voting trust in favor of existing management. Maxwells is not, however, required to vote its shares with existing management in connection with the registration of Common Stock issued or to be issued to Maxwells. Maxwells' consent is also required in the case of any issuance of the Company's capital stock exceeding Two Hundred Fifty Thousand Dollars ($250,000).

     The Company has undertaken efforts to confirm the chain of title which it believes to exist with respect to the Sopang Property.

     Silobat Property. On January 26, 1997, the Company's wholly-owned subsidiary, Kalimantan Resources, entered into an Acquisition Agreement with Singkamas Agung Ltd., a Bahamian corporation ("Singkamas"), relating to one (1) gold mining concession and three (3) coal mining concessions located in Kalimantan, Indonesia (the "Acquisition Agreement"). Singkamas is an affiliate of Maxwells and is owned and controlled by the same persons who own and control Maxwells.

     The gold mining concession subject to the Acquisition Agreement relates to a 62-hectare (155-acre) tract located in West Kalimantan and is known as the "Silobat Property." Currently, PT Kajiwahida Mandiri, an Indonesian limited liability company ("PT Kajiwahida"), holds a Kuasa Pertambangan Eksploitasi license ("KPE") and a Kuasa Pertambangan Pengangkutan and Penjualan license ("KPPE") issued by the Indonesian Directorate General of General Mining and the Ministry of Mines and Energy on October 7, 1996. On December 21, 1996, PT Kajiwahida entered into a Mining Authorization Transfer Agreement with PT Duta Sena Rahayu, an Indonesian limited liability company ("PT Duta"), whereby PT Kajiwahida agreed to transfer its KPE and KPPE licenses to PT Duta in exchange for $5,000,000 payable as follows: $100,000 at the time of execution of the Acquisition Agreement; four consecutive installment payments of $100,000 each on the fourth days of February, March, April and May 1997; and a final payment of $4,500,000 at such time as official test results from exploration activities demonstrate the existence of at least 2,000,000 ounces of gold reserves. Should exploration activities reveal gold reserves of less than 2,000,000 ounces, the final payment is to be adjusted in relation to the amount of gold reserves so established. In addition, PT Kajiwahida is obligated to seek the appropriate governmental authority to expand its licenses to include a 2,000-hectare tract contiguous to the 62-hectare tract currently comprising the Silobat Property.

     On December 21, 1996, the shareholders of PT Duta and Kalimantan Resources entered into a Cooperation Agreement whereby in exchange for assuming the financial responsibilities under the Transfer Agreement, the shareholders of PT Duta agreed to hold the shares of such limited liability company for the benefit of Kalimantan Resources. On the same date, Kalimantan Resources entered into a Participation Agreement with Singkamas whereby Kalimantan Resources agreed to grant to Singkamas a net profits interest derived from the exploitation of the Silobat Property.

     The Acquisition Agreement with Singkamas requires Kalimantan to secure the issuance by the Company of Four Million (4,000,000) shares of Common Stock as follows: Two Hundred Thousand (200,000) upon execution of the Acquisition Agreement and the balance to be issued upon verification by an independent evaluation that the value of the Silobat Property and the three (3) Indonesian Coal Concessions equal or exceed Forty Million Dollars ($40,000,000). In the case of the initial issuance of shares and twenty-five percent (25%) of the balance of the shares of Common Stock to be issued, Singkamas is entitled to "piggyback" registration rights. The Company has issued Four Hundred Thousand (400,000) shares of its Common Stock to Singkamas as of the date of this Registration Statement. Of this amount, Two Hundred Thousand (200,000) shares are to be reissued to Maxwells.

     To date, no funds have been transferred by Kalimantan to PT Kajiwahida or any other party. However, Kalimantan Resources has been given authority to conduct trenching and pitting and has conducted preliminary mapping, sampling and trench hole pitting under the supervision of Behre Dolbear & Co. for the purpose of evaluating the Silobat Property. Results of these tests have not yet been made public pending verification. The Company (through its association with Singkamas) is currently in negotiations with PT Kajiwahida to amend the terms of the Acquisition Agreement to reflect the accord reached by the parties to enable Kalimantan to conduct further exploration activities on the Silobat Property and to forego any payments due under the Acquisition Agreement until such time as all governmental approvals associated with annexing the 2,000-hectare tract have been secured.

     The Silobat Property forms part of what was known as the Chinese district of Western Borneo and has been the location of substantial exploitation by the Chinese since the 1880s. In the 1960s, a Dutch company was granted a concession to conduct mining operations on the Silobat Property, but such property was abandoned shortly thereafter because of political unrest, sabotage and lack of funding.

     The property is located 1 degree 1 minute north longitude and 109 degrees 12 minutes east latitude in the subdistrict of Sambas, Kalimantan Barat. The topography of the property is characterized by swampy lowlands with isoldated hilly outcrops covered mainly with revegetation and local rubber plantations. The geology is characterized by green-black mudstone, fine silt stone, quartz-feldspar porphyry and quartz diorite rock types.

     In 1977, 21 rock chip and 7 stream sediment samples were submitted for analysis to the Superintendent Laboratories in Jakarta. Only small traces of gold were detected in all rock samples submitted while stream sediment samples yielded values of .5 to 1.05 ppm in four of the seven samples.

     In 1982, R.A. Watters conducted an evaluation of the Silobat Property. A synthesis of the work performed on previous investigations was attempted. Geological traverses were carried out and samples of rock types were taken. A portion of the rock type samples was dollied in a pot and washed to a concentrate representing approximately one kilogram of original material. The concentrates were then submitted to Rio Tinto Laboratories in Jakarta for analysis. Six (6) large samples were taken sluiced with existing equipment. The concentrate obtained was cleaned with gravity traps and the gold separated and weighed on a balance. Four (4) heavy mineral concentrates were collected from small creeks located on the most southwestern hill on the property.

     Visible gold occurred in all samples of alluvial material. The rock and stream concentrates were not measurable but gold was detected in four of the stream concentrates. The R.A. Watters report suggests that it might be possible to extract up to one gram of gold per cubic meter and that the previous evaluation estimating 0.33 grams per tonne for hard rock mining activities was "remarkably realistic."

     Munung (Monroe) Property. The Company's wholly-owned subsidiary, Kalimantan Resources, entered into an Acquisition Agreement for Gold and Coal Concessions February 18, 1997, with Kalimas Jaya Ltd., a Bahamian corporation ("Kalimas"), relating to five (5) gold mining concessions and one (1) coal mining concession (the "Kalimas Acquisition Agreement"). Kalimas is also an affiliate of Maxwells and is owned and controlled by the same persons who own and control Maxwells. Kalimas acquired its rights to the concession relating to the Monroe Property pursuant to a Development Agreement dated February 14, 1997, by and between PT Muara Mayang Coal Utama ("PT Muara") and Kalimas. Under the Development Agreement, Kalimas obtained the right to acquire an 80% interest in a Kuasa Pertambangan Penyelidikan ("KP") issued to PT Muara for the sum of $1,000,000 payable as follows: $150,000 upon execution of the Development Agreement and verification by Kalimas that PT Muara possesses marketable title to the concession without encumbrances and $850,000 upon commencement of production and generation of net profits.

     The Monroe Property comprises 6,096 hectares and is located in Central Kalimantan, Indonesia. It is located in the same general area of the Kelian gold mining concession which has produced over 450,000 per annum ounces of gold since 1992.

     The existing KP issued on the Monroe Property allows PT Muara to conduct a general survey and perform exploration activities for gold and other precious metals. The Development Agreement requires PT Muara to use its "expert abilities and efforts" to obtain additional licenses for the exploitation, production and refining, and transportation and sale of all minerals obtained from the Monroe Property.

     The Kalimas Acquisition Agreement requires Kalimas to convey a 51% interest in all current and future licenses which it acquires with respect to the Monroe Property.

     To date, no sums have been paid by Kalimas or Kalimantan Resources to PT Muara nor has any exploration work been performed on the Monroe Property. Kalimantan Resources currently intends to complete title work prior to engaging in any exploration activities.

     Telen (Tomak) Property. The second gold concession in which Kalimantan Resources received rights under the Kalimas Acquisition Agreement is known as the Telen or Tomak Property. This property comprises 687 hectares and is located in East Kalimantan, Indonesia. Kalimas acquired its rights to the property pursuant to a Development Agreement dated February 14, 1997, which it entered into with PT Walea Bahimas, an Indonesian limited liability company. PT Walea Bahimas currently holds a KP for general survey and exploration on the property. Kalimas is required to pay a purchase price of $1,000,000 to acquire an 80% interest in the current KP. The Development Agreement contains provisions similar to those contained within the Development Agreement relating to the Monroe Property with respect to payment terms. Moreover, PT Walea Bahimas will only be entitled to receive the final $850,000 payment upon commencement of commercial production and obtaining licenses for exploration and exploitation, production and refining, and transportation and sale.

     Kalimas is obligated to commence exploration in or before April 1997 or at such other time as agreed upon by the parties. In addition to being required to dig test pits as part of the exploration program, Kalimas has agreed to: conduct shallow drilling to a depth of approximately 60 meters during the first 90-day period, conduct deep drilling to a depth of at least 200 meters during the second 90-day period, and securing a commitment of at least $300,000 during the first three (3) years of exploration activities.

     The Kalimas Acquisition Agreement requires Kalimas to convey a 51% interest in all current and future licenses which it acquires with respect to the Tomak Property. In addition, Kalimas and the Company have agreed that Kalimas will be entitled to receive a number of shares of Common Stock the amount of which is to be determined no later than July 1997. The Kalimas Acquisition Agreement further provides that the value of the Common Stock is to be determined at $10 per share, which was the approximate value as of January 26, 1997.

     To date, no sums have been paid by Kalimas or Kalimantan Resources to PT Walea Balimas nor has any exploration work been performed on the Tomak Property. Kalimantan Resources currently intends to complete title work prior to engaging in any exploration activities.

     Long Beleh (La Bella) Property. The La Bella Property represents the third gold concession in which Kalimantan Resources acquired rights pursuant to the Kalimas Acquisition Agreement. This property currently comprises 4,637 hectares and is located in East Kalimantan, Indonesia. Kalimas acquired its rights in and to a KP for general survey and exploration pursuant to a Development Agreement dated February 14, 1997, with PT Muara Koman Mas ("PT Muara Koman"). The terms and conditions for the acquisition of an eighty percent (80%) interest in the current license and all future licenses held or to be held by PT Muara Koman are identical to the terms and conditions described above and relating to the Tomak Property. The obligations of Kalimas under the Kalimas Acquisition Agreement are identical to the obligations which it possesses with respect to the Tomak Property.

     To date, no sums have been paid by either Kalimas or Kalimantan Resources to PT Muara Koman nor has any exploration been performed on the La Bella Property. Kalimantan Resources currently intends to complete title work prior to engaging in any exploration activities.

     Sengingi Property. The Sengingi Property is the fourth gold concession in which Kalimantan Resources acquired rights pursuant to the Kalimas Acquisition Agreement. Unlike the previous gold concessions mentioned in this Section of the Registration Statement, the Sengingi Property is a 4,000-hectare (10,000-acre) tract which is located on the island of Sumatra in the province of Riau, Indonesia. Kalimas acquired the right to obtain an eighty percent (80%) interest in a KP for exploration and a KPE for exploitation with respect to 3,000 hectares of this property from PT Aksara Mina Artha ("PT Aksara") pursuant to a Development Agreement dated February 14, 1997. Under the terms of its agreement with PT Aksara, Kalimas is obligated to pay PT Aksara $1,000,000 to be paid from production derived from the property. In all other material respects, the terms and conditions of the Development Agreement between Kalimas and PT Aksara and the terms and conditions of the Kalimas Acquisition Agreement between Kalimas and Kalimantan Resources are identical to the terms and conditions described above with respect to the other gold concessions subject to the Kalimas Acquisition Agreement.

     Kuantan Property. The last gold concession subject to the Kalimas Acquisition Agreement is known as the Kuantan Property. The Kuantan Property is also located in Riau Province, Sumatra, Indonesia, and comprises 8,000 hectares. Kalimas derives its rights pursuant to a Development Agreement dated February 14, 1997, between it and PT Aksara Tama Pramita ("PT Aksara Tama"). PT Aksara Tama currently holds a KP for general survey and exploration. The general terms and conditions upon which Kalimas is to acquire an eighty percent (80%) interest in all current and future licenses on the Kuantan Property are similar to the terms and conditions upon which all other licenses subject to the Kalimas Acquisition Agreement have been acquired. The purchase price which Kalimas will be required to pay for the Kuantan Property is $1,000,000 payable as follows:
$250,000 upon execution of the Development Agreement and verification by Kalimas that PT Aksara Tama possesses marketable title to the concession without encumbrances, and $750,000 to be paid upon commencement of production and generation of net profits.

     Indonesian Coal Concessions. As previously mentioned, Kalimantan Resources and Singkamas entered into an Acquisition Agreement on January 26, 1997. In addition to acquiring rights to the Silobat Property, Kalimantan Resources obtained rights to three coal mining concessions aggregating over 286,000 hectares. Singkamas acquired its rights to these three coal mining concessions pursuant to Development agreements entered into with the PT Andhika Group of Companies, three Indonesian limited liability brother-sister companies (collectively referred to as "PT Andhika"). Under the terms of these Development Agreements, Singkamas received the right to acquire seventy-seven and one-half percent (77.5%) interest in the three contracts of work ("COWs") currently held by PT Andhika.

     Under the terms of the Acquisition Agreement between Singkamas and Kalimantan Resources, Singkamas has agreed to assign a fifty-one percent (51%) in and to the COWs (as well as a fifty-one percent [51%] interest in the Silobat Property) in consideration of the issuance of 4,000,000 shares of the Company's Common Stock described elsewhere in this Registration Statement in greater detail.

     In March 1997, Kalimantan Resources, engaged an Indonesian exploration crew to travel to the properties and to perform preliminary evaluations of possible coal reserves in place on the three (3) coal concessions located in Indonesia where the Company and Kalimantan Resources have entered into contracts to acquire certain exploration and exploitation rights. Behre Dolbear & Co. will review the results of these activities and present recommendations based upon such review.

     The Company has been contacted by several large coal mining companies for the purpose of entering into proposed joint ventures to conduct further exploration and subsequent development of such properties. At present, no joint venture agreements have been entered into by the Company.

     The Company has entered into an agreement with Behre Dolbear & Company, Inc. ("Behre Dolbear"), an internationally recognized mining consulting firm which was established in 1988. Behre Dolbear will be responsible for providing independent technical advisory third-party validation services to the Company as more particularly outlined in the agreement. A more thorough description of this agreement is described in the Section of the Registration Statement entitled "MANAGEMENT."

The Brazilian Timber Properties

     The Company has acquired various rights to 693,000 hectares of timber properties located in the state of Para, Brazil. In evaluating these properties, the Company has considered only the Jonasa Concessions (comprising 276,000 hectares) in developing its economic forecasts. The property areas contain a variety of timber species of which initially only seventeen (17) of the most commercial of the one hundred twenty-five (125) available species have been selected and factored into the Company's economic forecasts. The other species will be harvested at the appropriate time.

     Of the four existing saw mills located on the Jonasa Concessions, two are currently operational, while two mills are currently being placed into production. Immediate expansion plans call for the construction of up to eight additional mills. The purpose of several small mills as opposed to one large facility, is to accommodate different varieties of timber and minimize downtime in the event of mechanical failure or schedule maintenance of any of the mills. All appropriate infrastructure including power, housing, roads and auxiliary equipment as well as trained labor and strong management are in place and are believed to be adequate to accommodate the phased increase in mill capacity.

     All shipping and associated transportation services will be provided by the Jonasa Group, one of the largest private shipping companies in the Amazon Basin. Their expertise and political position are anticipated to provide invaluable support to the operation, and as a participant in the joint venture, allow for operating efficiencies that greatly enhance profitability. The joint venture also holds the lands in fee title and the existing operations have virtually no debt.

     Equatorial Resources has standing orders for all of its initial start-up production at 200 cubic meters per day capacity. Additional orders for up to 1,000 cubic meters per day have been submitted to Equatorial Resources and appear to demonstrate the viability of the immediate expansion noted above.

     Five Hundred Thousand Dollars ($500,000) has been or will be provided by the Company for initial start-up. The Company will also provide $1,500,000 for the additional expansion noted above.

     The United Nations Food and Agricultural Organization (F.A.O.), Simons Corporation (Canada) and Reid, Collins & Associates, Ltd. (Canada), highly respected forestry experts, have evaluated 24,000 hectares of the total holdings and have posited that each hectare will yield approximately 200 cubic meters of raw timber. If these evaluations are accurate with respect to the entire Concession, the total potential asset value of all 276,000 hectares would be approximately 55.2 million cubic meters of raw, hard wood timber.

     The Jonasa Concessions. On November 11, 1996, the Company, through Equatorial Resources Ltd. ("Equatorial Resources"), entered into a letter agreement with Madeira Intex, S.A., International Exports, a company formed under the laws of the Greek Democratic Republic ("Madeira"), whereby Madeira agreed to assign its rights in and to a Joint Venture Agreement which Madeira had entered into on June 29, 1984, with Companhia Agropecuaria do Rio Jabuti ("Jonasa").

     The Joint Venture Agreement required Jonasa to assign to Madeira the exclusive rights to extract and market all lumber licensed by the appropriate Brazilian authorities for export. In turn, Madeira was required to provide the financing for the management of cutting, preserving, protecting, inspecting and shipping of the lumber species permitted and located on the timber property owned by Jonasa. All such activities are required to be conducted in accordance with the Association Technique International des Bois Tropicaux. The original term of the agreement was for the period needed to extract 13,000,000 cubic meters from an area of 100,000 hectares. At such time as this quantity was extracted from the property, Madeira was required to provide the expertise and financing necessary to reclaim the areas harvested under the Joint Venture Agreement. Among the other obligations required to be performed by Madeira were the obligations to provide all labor associated with the transportation and harvesting of the timber; purchase all lumber cut up to 13,000,000 cubic meters; issue a letter of credit allowing Jonasa to present sight drafts representing the purchase price of the lumber to be harvested from the property and stevedoring costs for the shipment of such lumber; comply with the rules and regulations of the Association Technique International des Bois Tropicaux; and supervise all shipping activities. The Joint Venture Agreement required Madeira to purchase a minimum of 60,000 cubic meters per year. The purchase price of the lumber to be sold by Jonasa and purchased by Madeira was as follows: for all "merchantable quality" lumber, $90 per cubic meter; for "fair/average" quality, $80 per cubic meter; and for "second quality", $67 per cubic meter. The above purchase prices were to be revised annually commencing in 1986 based upon a formula involving the average price increase or decrease of the usual international price variations for same or similar tropical lumber from West Africa, Central America and the Far East.

     Through various addenda, the rights and responsibilities of Madeira have been modified so as to allow the original joint venture to remain in effect and to allow Madeira to assign its rights and delegate its responsibilities to Equatorial Resources.

     On July 12, 1984, Madeira entered into an agreement with Thyssen Sudamerica
N. V., a Netherlands Antilles company. Under the terms of this agreement, Madeira agreed to sell through Thyssen all wood logs, sawed lumber and byproducts purchased and sold exclusively to the Far East, including Japan, South Korea, Taiwan, Singapore and the Philippines. Similarly, Thyssen agreed to exclusively purchase all such products for shipment to such regions of the Far East. The price which the parties agreed to sell such products was to be determined on a quarterly basis. Additional provisions of the contract identified the standards to be met by Madeira as to quality, species types, quantity and measurements. The Company has received confirmation that Thyssen is ready, willing and able to abide by the terms of the contract.

     In July, 1985, United Amazon Resources Limited, a company owned and controlled by Madeira ("U.A.R."), and Jonasa entered into a Managing and Marketing Agreement which effectively gives U.A.R. control over management and supervision of operations conducted on the Jonasa Concessions. Among other things, U.A.R. has been granted the authority to manage all of Jonasa's timber operations, including the Jonasa Concessions.

     The Company has also agreed to issue two million (2,000,000) shares of its Common Stock to Ignatius Z. Theodorou, the principal shareholder and executive officer of Madeira pursuant to a tax-free stock for assets transaction. To date, the Company has neither completed its agreement with Mr. Theodorou to effect such transaction nor issued said shares to him.

     The Company has recently commenced timber operations on the Jonasa Concessions and has recently obtained a preliminary evaluation of a sample of the Jonasa Concessions, suggesting a possible yield of 200 cubic meters of hardwood timber per hectare. The Company through its subsidiary, Equatorial Resources, Ltd., has begun to harvest and cut only a few of the species of trees located on the Jonasa Concessions, and commenced milling operations at three of the mills located in the vicinity of the concessions. At present, production at the mill has aggregated approximately 670 cubic meters since late December 1996. In mid-March 1997, daily production was increased to 80 cubic meters. The Company has received approximately $200,000 for the sawed lumber produced to date. All of this revenue has been reinvested in improvements to the mills and infrastructure on the property. The Company's subsidiary, Equatorial Resources, Ltd., currently employs 62 persons to operate the mills and conduct the activities contemplated under the agreements pertaining to these concessions. Potential markets for the lumber include the Far East, Brazil, Europe and the United States. The Company now projects daily production of sawed timber to increase to 140 cubic meters by April 1997.

     Salim Concession. On February 28, 1997, Equatorial Resources accepted a sales proposal from Joao Salim, et al., to purchase the rights to cut and harvest up to 300,000 hectares of land located near Portel, Brazil. The property on which these rights are located is adjacent to one of the properties relating to the Jonasa Concessions. Under the terms of this proposal, the owner has agreed to license to Equatorial Resources the right to cut up to 500,000 cubic meters of timber on the property and to pay to the owners approximately $7.50 per cubic meter. In addition, Equatorial Resources has been granted the right to purchase the 300,000 hectares for $3,500,000 on terms and conditions to be agreed upon by the parties. The proposed purchase price for the acquisition of this license calls for Equatorial Resources to pay seven and one-half Reals (approximately $7.50) per cubic meter of logs of any and all species cut pursuant to the concession upon payment of approximately One Million Dollars ($1,000,000). Once this amount is paid, Salim, et al., have agreed to issue the concession to all 300,000 hectares. Equatorial Resources will also be responsible for all extraction and transportation expenses. The parties have further agreed to employ counsel to reach a definitive agreement on or before March 30, 1997.

     To date, Equatorial Resources is further evaluating the viability of commercial production on the Salim Concession and continuing its title investigation.

     Bernardes Concessions. On March 2, 1997, Equatorial Resources received and accepted a proposal to participate in a joint venture pertaining to a timber property aggregating 117,000 hectares. Under the terms of the proposal, Equatorial Resources has been granted the right to cut timber and to pay the sum of $5.00 per cubic meter upon payment of approximately $50,000 as an advance towards the purchase of the timber. Equatorial Resources has conditionally accepted this proposal subject to the execution of definitive agreements and completion of all title work necessary to confirm the merchantability of these concessions.


                                      8.1

              4.  RISK FACTORS AND SPECIAL MATERIAL CONSIDERATIONS

     THIS SECTION OF THE REGISTRATION STATEMENT SETS FORTH THE RISKS AND SPECIAL CONSIDERATIONS WHICH THE COMPANY BELIEVES MAY EXIST CONCERNING AN INVESTMENT IN THE COMPANY. PERSONS READING THIS REGISTRATION STATEMENT SHOULD RECOGNIZE THAT FACTORS OTHER THAN THOSE SET FORTH BELOW MAY ULTIMATELY AFFECT THE COMPANY IN A MANNER AND TO A DEGREE WHICH CANNOT BE FORESEEN AT THIS TIME. ALL PERSONS ARE URGED TO CONSULT WITH THEIR ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE COMPANY IN RELIANCE UPON THIS REGISTRATION STATEMENT SO THAT THEY UNDERSTAND FULLY THE NATURE OF THE UNDERTAKING AND THE RISKS WHICH MAY BE INVOLVED PRIOR TO INVESTING. ALL PERSONS ARE URGED TO REVIEW WITH THEIR COUNSEL, ACCOUNTANTS AND PROFESSIONAL ADVISORS THE FINANCIAL STATEMENTS ATTACHED TO THIS REGISTRATION STATEMENT. ANY DOCUMENTS DESCRIBED IN THIS REGISTRATION STATEMENT WHICH HAVE NOT BEEN ATTACHED AS EXHIBITS MAY BE OBTAINED UPON REQUEST FROM THE COMPANY. THIS REGISTRATION STATEMENT ALSO CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION THAT ARE BASED UPON MANAGEMENT'S BELIEFS AS WELL AS ON ASSUMPTIONS MADE BY AND UPON INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. WHEN USED IN THIS REGISTRATION STATEMENT, THE WORDS "EXPECT," "ANTICIPATE," "INTEND," "PLAN," "BELIEVE," "SEEK" AND "ESTIMATE" OR SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. HOWEVER, THIS INFORMATION STATEMENT ALSO CONTAINS OTHER FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING, BUT NOT LIMITED TO, THE FOLLOWING RISK FACTORS, WHICH COULD CAUSE THE COMPANY'S FUTURE RESULTS AND STOCK VALUES TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY. MANY OF SUCH FACTORS ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. READERS ARE CAUTIONED NOT TO PUT UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS. THE COMPANY DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE PUBLICLY ANY AND ALL FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Financial Condition of Company

     Although the Company was formed in 1985 to engage in precious metal mining activities, its net worth is limited. The Company is and still should be considered in its development stage, having a net worth of $9,862,768 as of February 28, 1997. Moreover, the Company's net worth and the value of both its Common Stock and Preferred Stock will ultimately be dependent upon the overall success of mining operations conducted on the Nevada Property and the Indonesian Concessions and upon timber operations currently being conducted and to be conducted on the Brazilian Timber Properties.

     Under the terms of the Nevada Property Agreement, the sum of Three Hundred Eighty-Four Thousand Eight Hundred Dollars ($384,800) was to be due and owing under the Nevada Note and Deed of Trust on January 20, 1999. This amount has been awarded pursuant to the agreement entered into on February 6, 1997 with the Selig Entities as described in more detail in the Section of this Registration Statement entitled "THE COMPANY'S BUSINESS & PROPERTIES." Until such time as all obligations due under the February 6, 1997 agreement with the Selig Entities are paid in full and the Deed of Trust reconveyed to the Company, one of the primary assets of the Company, namely the Nevada Property, will be subject to the terms and conditions of such instruments. Any default under such agreement or the Deed of Trust which remains uncured would subject the Company to the possible loss of the Nevada Property.

     In addition, the Company, through its subsidiaries, has undertaken to expend considerable amounts for exploration activities on certain of the Indonesian Concessions and considerable amounts on timber-related activities with respect to certain of the Brazilian Timber Properties. The failure to generate the significant cash flow from its current operations may result in the Company's inability to adequately develop its holdings thereby jeopardizing the Company's ability to continue to hold such assets.

Dependence Upon Management

     The business of the Company is and will be greatly dependent upon the active participation of Christopher D. Michaels and Jeffery S. Kramer. The Company also anticipates that it will be dependent upon the active participation of other key personnel and/or consultants in the future. The Company presently has employment agreements with both Mr. Michaels and Mr. Kramer and has entered into agreements with key consultants; nevertheless, the loss of the services of Mr. Michaels, Mr. Kramer and/or other key personnel (including such consultants) regardless of reason could adversely affect the Company and the Company's business. The Company does not maintain any life insurance policies enabling it to receive benefits in the case of either Mr. Michaels' or Mr. Kramer's death. To the extent that the services of Mr. Michaels or Mr. Kramer would be unavailable to the Company for any reason, the Company might be required to employ other executive personnel to manage and operate the Company. There is no assurance that the Company under such circumstances would be able to employ qualified persons on terms suitable to the Company to assure the fulfillment of the objectives stated in this Registration Statement.

Lack of Diversification

     The Company has, in the past, maintained other mining properties for exploration and development. These properties were located in Bolivia, South America and Vancouver, British Columbia. Through its board of directors and shareholders, the Company previously elected to abandon such other properties. The Company's primary assets presently consist of the Nevada Property, the Indonesian Concessions and the Brazilian Timber Properties. No assurance can be given that once the Company completes its present exploration and development of the Company's properties in Nevada and increases or conducts its timber operations in Brazil as described in further detail in this Registration Statement, it will be able to establish and produce significant revenues from such operations or become profitable. In addition, there can be no assurance that exploration activities currently being conducted on the Indonesian Concessions will result in the establishment of commercial quantities of mineralization. As a result, persons reading this Registration Statement should be aware that investment in the Common Stock represents an additional risk because the Company's activities are presently confined to the exploration, development and gold production of only one mining property, preliminary exploration activities on certain of the Indonesian Concessions and the continued conduct of timber operations on one of the Brazilian Timber Properties.

Risks Associated With the Company's Operations

     There are a number of risks inherent in the mining of precious metals and timber operations which may have a dramatic impact on the value of the Company and the liquidity of the Common Stock. These risks include, but are not limited to, the ability to obtain permits, licenses and other governmental approvals; equipment availability; implementation of proper mining and milling techniques; title problems; compliance with environmental laws, rules, and regulations; accuracy of reserve forecasts; and dramatic fluctuations in the price of precious metals and timber/lumber prices. Because of these and other risk factors associated with natural resource operations, the Company can give no assurance that its shareholders will be able to realize either a return on investment or a return of capital.

Title to the Nevada Property

     Mineral interests in the United States are frequently owned by federal and state governments and private parties. When a prospective mineral property is owned by a private party or by a state, some type of property acquisition agreement is necessary in order for a company to explore or develop such property. Generally, these agreements take the form of purchase agreements, as in the case of the mining agreement and property agreement discussed below, or long-term mineral leases. All such purchase agreements and leases are generally subject to termination in the event of a default.

     In addition to the acquisition of mineral rights by state or private parties, the Company also may acquire rights to explore for and produce minerals on federally-owned lands. This acquisition is accomplished through the location of unpatented mining claims upon unappropriated federal land pursuant to procedures established by the General Mining Law of 1872, the Federal Land Policy and Management Act of 1976 and various state laws (or the acquisition of previously-located mining claims from a private party).

     The location of a valid mining claim on federal lands requires the discovery of a valuable mineral deposit, the erection of appropriate monuments, the posting of a location notice at the point of discovery, the marking of the boundaries of the claim in accordance with federal law and the laws of the state in which it is located and the filing of a notice or certificate of location and a map with the Bureau of Land Management and the real property recording official of the county in which the claim is located. Failure to follow the required procedures will render the mining claim void. If the statutes and regulations for the location of a mining claim are complied with, the locator obtains a valid possessory right to develop and produce minerals from the claim. This right can be freely transferred and is protected against appropriation by the government without just compensation.

     The interests represented by unpatented mining claims possess certain unique vulnerabilities not associated with other types of property interests. For example, in order to maintain each unpatented mining claim, the claimant must pay a claim maintenance fee or, if qualified to do so under the small miner exemption, annually perform not less than $100-worth of work or improvements on or for the benefit of the claim and must file with state and federal authorities appropriate documentation. Failure to pay the claim maintenance fee or perform assessment work will render the claim subject to being declared void or subject to relocation by third parties. Failure to make the required filings will make the property deemed to be abandoned. In addition, under applicable regulations and court decisions, in order for an unpatented mining claim to be valid, the claimant must be able to prove that the mineral deposit on which the claim is based can be mined at a profit both at the time the claim is located and at all times thereafter. Thus, it is conceivable that, during times of declining metal prices, claims which were valid when located could be invalidated by the federal government.

     No generally applicable title opinions or title insurance has been obtained with respect to the Nevada Property with the attendant risk that some titles may be defective. In fact, the agreements which relate to the current ownership of the parties (i.e. the 1993 Joint Venture Agreement and the Amended Joint Venture Agreement) contain incomplete and inadequate descriptions of the mining claims. However, on the basis of periodic status reports and reviews by the Company's employees of the relevant land records, the Company has concluded that it has satisfactory title to the Nevada Property subject to exceptions which the Company does not believe materially impair the ability to continue to mine and process the ore and to obtain the economic benefits thereof.

     The Company first acquired its rights in and to the Nevada Property pursuant to a mining agreement dated April 4, 1987 (the "Nevada Property Agreement"), with Anthony C. Selig & Associates, Dixie Exploration Corporation and Anthony C. Selig (the "Selig Entities"). The Selig Entities acquired their rights pursuant to a lease and option to purchase agreement which it had entered into on November 15, 1982 with Argus Resources, Inc. ("Argus"), pursuant to which the Selig Entities leased all of Argus' patented and unpatented mining claims comprising the Nevada Property. Under the terms of the Nevada Property Agreement, the Company was required to pay the Selig Entities the purchase price for the Nevada Property (ultimately determined to be $600,000). Additionally, the Company was required to and did issue 1,300,000 shares of Common Stock to Argus. The installment obligations owed to the Selig Entities were secured by a deed of trust on the Nevada Property (the "Deed of Trust"). The stock issued to Argus was subject to a one-for-ten reverse stock split approved by the Company's shareholders and effected in 1995.

     In 1992, the Company entered into an agreement with Argus, whereby Argus was to control sixty percent (60%) of the Nevada Property and was to act as operator in consideration of Argus' assumption of all remaining payments due to the Selig Entities under the Nevada Property Agreement. Argus and the Company subsequently entered into a joint venture agreement with Marlowe Harvey/Maran Holdings, Inc. ("Marlowe Harvey"), whereby in consideration of Marlowe Harvey assuming all of the then remaining obligations owed to the Selig Entities, Marlowe Harvey would acquire a fifty-one percent (51%) interest in the joint venture, Argus would earn a twenty-four and one-half percent (24.5%) interest in the joint venture, and the Company would earn a twenty-four and one-half percent (24.5%) interest in the joint venture. In turn, the Nevada Property was to be conveyed to the joint venture.

     The Company has executed agreements with interested parties which may result in the Company increasing its interest in the joint venture from twenty-four and one-half percent (24.5%) to a minimum fifty percent (50%) interest in the joint venture. The rights and responsibilities of both the Company and Marlowe Harvey/Maran Holdings, Inc., are currently the subject of a lawsuit filed by the Company on November 4, 1996, in Nye County, Nevada. This lawsuit, described in the section of this Registration Statement entitled "LEGAL PROCEEDINGS", will not affect the Company's right to its interest in the Nevada Property acquired pursuant to the various agreements previously entered into by the Company. As a result of the issues raised by the lawsuit, however, the Company may be required to hold or pay a portion of the revenues generated from mining operations for the benefit of Argus and Marlowe Harvey.

     In March 1997, the Company entered into a Sale and Purchase Agreement with the Selig Entities. Under the terms of this latest agreement, the Selig Entities agreed to sell to the Company one hundred percent (100%) of their interests in the Nevada Note, the Deed of Trust, and the Nevada Property for the sum of Three Hundred Seventy Five Thousand Dollars ($375,000) payable as follows: One Hundred Thousand Dollars ($100,000) in March 1997 and the balance plus all accrued and unpaid interest (calculated at the rate of 5.25%) on or before February 6, 1999. The Company in fact paid the first installment of One Hundred Thousand Dollars ($100,000) in March 1997. The agreement also acknowledges that the Company is the only person or entity legally entitled to conduct mineral operations on the Nevada Property. The Company is also required to pay all U.S. Bureau of Land Management annual maintenance fees associated with the claims comprising the Nevada Property.

Title to the Indonesian Concessions

     Mineral interests in Indonesia are controlled exclusively by the federal government through the Ministry of Mines and Energy. Title to a mineral property in Indonesia is subject to obtaining various forms of licenses for the extraction of commercial quantities of minerals after obtaining property rights from the fee owner. Title is confirmed by the issuance of a government seal affixed to specific property location maps.

     Under Indonesian law, a foreign mining company may not own a mining concession. Instead, it may obtain a "Contract of Work," known as a "COW" which allows the foreign concern the right to conduct certain mining activities including general surveying, mapping and limited exploration. The COW is intended to provide assurances to the foreign concern that if commercial mineralization is established, the government of Indonesia will issue guarantees as to title, fix taxation rates, permit exports of profit and other conditions defining the rights of the foreign concern to profit from the enterprise. While awaiting COW approval, a foreign company may obtain a "SIPP" which allows the company to conduct preliminary exploration work on a property pending approval of a COW application.

     In lieu of obtaining a COW, a foreign company may elect to enter into a joint venture with an Indonesian limited liability company known as a "PT". Under this approach, the PT would hold the various licenses issued by the Ministry of Mines and Energy for the benefit of the joint venture.

     Another alternative is to enter into a transfer agreement with a PT company which holds the mining concession. Under this arrangement, the PT company would agree to transfer its licenses to the foreign company at such time as the foreign company received approval from Indonesian Investment Coordinating Board (the "BKPM") to form and thereafter forms a "PP20" or "PMA" joint venture company. The first step in establishing a PP20 or PMA company is to obtain the approval of the President of Indonesia to form the company. No approval can be obtained if the BKPM has identified a particular industry or line of business as closed to foreign investment, and has identified such line on its "Negative List." If such line of business is open to foreign investment, an application to the BKPM is submitted for approval. If approved, the PMA or PP20 company may hold the mining concession directly.

      Because direct foreign ownership of mining concessions is difficult, if not prohibited by Indonesian law, the Company and its subsidiary, Kalimantan Resources, must rely upon its contractual rights under the various agreements into which they and/or their predecessors have entered. These contracts are described in greater detail elsewhere in this Registration Statement. Should a dispute arise as to the interpretation or enforcement of such agreements, resort to the Indonesian judicial system will likely be required. It should be noted that since members of the judicial branch are employed by the executive branch of the government, a fair opportunity to assert a foreign company's rights under such agreement may be limited.

      The Company has not currently completed its title investigations with respect to any of the Indonesian Concessions. However, prior to the time at which any payments will be made to the current holders of the licenses, the Company will have satisfied itself that either it, Kalimantan Resources, or the parties with whom it has contracted (and/or their predecessors in interest) will have good and merchantable title to the particular licenses purported to be owned by such third parties.

      Ownership of licenses to explore for and/or exploit natural resources in foreign countries is also subject to political risks. The United States has important economic, commercial and security interests in Indonesia because of its growing economy and markets and its strategic location in relation to key international straits. The U.S. and Indonesia maintain cordial and cooperative relations, although the two countries are not bound by formal security treaties.

     Indonesia is a republic based upon its 1945 constitution providing for a limited separation of executive, legislative and judicial power. The president, elected to a five-year term, is the overwhelmingly dominant government and political figure. The president appoints the cabinet, currently composed of four coordinating ministers (in the fields of political and security affairs, economic and financial affairs, people's welfare and industrial and trade affairs), thirteen state ministers, twenty-four ministers and three high officials with the status of state ministers. Moreover, judges are employees of the executive branch.

     Unlike Western democratic systems, the legislative branch meets only once during its five-year term, to formulate the overall principles and aims of the government and to elect the president and vice president. Representative bodies at all levels in Indonesia eschew voting, preferring to arrive at decisions through "consultation and consensus."

     The party system currently in place in Indonesia reflects the Soeharto Government's determination to shift the political focus from Indonesia's deep ethnic, religious and ideological differences which contributed to the collapse of an earlier Parliamentary democracy in that country. Soeharto's preferred strategy is an authoritarian program-based development-oriented politics.

     The military, especially the army, has provided key advisors to Soeharto and has wielded great influence on policy. Under a dual function concept, military officers serve in the civilian bureaucracy at all government levels, although there has been a recent tendency to somewhat reduce the military's direct involvement in civilian bureaucracies.

     Because of the presence of a strong executive branch, some foreign companies have been forced to accede to government demands to revise licenses to include the participation of Indonesian-owned companies, larger foreign companies and, in some instances, the Indonesian government. The inability of a foreign company to effectively enforce its rights in licenses issued by the Indonesian government represents a risk unique to doing business in a developing country as compared to the United States.

     The Company has entered into a contract with Behre Dolbear & Co., Inc., an international mining consulting firm established in 1911 to act as independent engineer and to oversee the exploration and development of and to provide third-party validation services relating to the Indonesian Concessions including assisting the Company in various matters relating to title and governmental regulation.

Title to Brazilian Timber Properties

     The Company has acquired its rights to the Brazilian Timber Properties pursuant to agreements entered into by and between the Company's subsidiary, Equatorial Resources, Ltd. ("Equatorial Resources"), and Madeira Intex, S.A., International Exports ("Madeira"), with respect to the two timber concessions referred to in this Registration Statement as the "Jonasa Concessions"; Joao Salim, et al., with respect to the timber concession referred to in this Registration Statement as the "Salim Concession"; and Dario Jose Balieiro Bernardes with respect to three timber concessions referred to in this Registration Statement as the "Bernardes Concessions."

     The Company has performed preliminary title work on the Jonasa
Concessions by examining the property files of Companhia Agropecuaria do Rio Jabuti, a company formed under the laws of the Federative Republic of Brazil ("Jonasa"), and has confirmed that Jonasa purchased its rights to the timber directly from the state government of Para in 1961. While Equatorial Resources has commenced timber production from the Jonasa Concessions pursuant to the terms of the Madeira Joint Venture, there can be no assurance that title problems and other claims hostile to the chain of title on which the Company has relied will not arise in the future.

     As of the date of this Registration Statement, title work has not been completed on either the Salim Concession or the Bernardes Concessions. Before any sums are expended by the Company on timber operations on these concessions, the Company intends to employ legal counsel to advise it of the status of title to these concessions.

     In addition to the title problems and environmental problems commonly associated with the development of timber properties in the United States, foreign ownership of timber rights in foreign countries subjects a U.S.-based company to the additional risk of political instability. Brazil is a federative republic with broad powers granted to its federal government. The country is divided into twenty-seven (27) states and a federal district. It is a country rich in resources and natural advantages, but has lagged behind its potential according to U.S. State Department publications. The State Department further reports that the United States is Brazil's most important commercial partner and largest investor. Bilateral agreements between the two countries include a treaty of peace and friendship, an extradition treaty, a joint participation agreement on communication satellites and scientific cooperation, civil aviation, and maritime agreements. Brazil's current federal government is headed by President Fernando Henrique Cardoso who received 54% of the popular vote in 1994. President Cardoso's stated agendas for Brazil include constitutional amendments for solidifying economic stabilization and other measures designed to establish long-term stability and growth and to improve Brazil's socioeconomic imbalances.

Governmental Regulation

     Mining operations on the Nevada Property are and will be subject to substantial federal, state and local regulation concerning mine safety and environmental protection. Some of the laws and regulations which will pertain to mining operations include maintenance of air and water quality standards; the protection of threatened, endangered and other species of wildlife and vegetation; the preservation of certain cultural resources and the reclamation of exploration, mining and processing sites. These laws are continually changing and, as a general matter, are becoming more restrictive. The location of the Nevada Property is found in an area which strongly encourages mining operation. However, the Company's inability to comply with such federal, state or local ordinances and regulations on an ongoing basis may cause significant delays in the permitting process or in the operations anticipated to be conducted on the Nevada Property. In addition, delays in such compliance could result in unexpected and substantial capital expenditures. Although no such problems or delays are anticipated, no assurances can be given that the Company will be able to comply with all applicable law and regulations and maintain all necessary permits, licenses and approvals or, in the alternative, that compliance and/or permitting will be obtained without substantial delays and/or expenses.

     With regard to the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection ("NDEP"), the Company has received authorization to proceed with its currently planned mining operations on the Nevada Property pursuant to the applicable statutes and regulations relating to a small mining operation. In the event, however, the Company's operations exceed the designated limits for a limited mining operation, a full reclamation plan will need to be prepared, submitted and approved by NDEP. The Company is currently preparing such a reclamation plan. While the Company believes that it will be able to obtain such approval, there is no guarantee that the required approval will in fact be obtained by the Company.

     A change in the nature or magnitude of the Company's presently anticipated operations on the Nevada Property may trigger the need to obtain additional NDEP and other federal, state or local governmental approvals, licenses or permits. For example, water processing discharge needs may trigger the requirement that the Company obtain a water pollution control permit. The Company is currently preparing for submission of an application for a water pollution control permit. Other significant permits, required by a change in operations on the Nevada Property, might include an NDEP permit, air quality permit, waste management permit, archeological clearance and wildlife permit. There is no guaranty that the Company will be able to obtain any or all of the required federal, state or local permits that might be required to expand its operations on the Nevada Property.

     Even if the Company does not change its currently planned operations on the Nevada Property, the Company is nevertheless vulnerable to the various federal, state and local laws and regulations governing regulations and protection of the environment, occupational health, labor standards and other matters. The reason for this is that these laws are continually changing, and as a general matter, are becoming more restrictive.

     To comply with these federal, state and local laws, the Company may in the future be required to make capital and operating expenditures on environmental projects both with respect to maintaining currently planned operations and the initiation of new operations. Such projects may include, for example, air and water pollution control equipment; treatment, storage and disposal facilities for solid and hazardous waste; remedial actions required for the containment of tailings pond seepage; continuous testing programs; data collection and analysis land reclamation (specifically including existing mine and processing waste on the Nevada Property); landscaping and construction projects. There is no guaranty that the Company will technically or financially be able to comply with any or all of these potential requirements.

Environmental Regulation and Liability

     The Company's proposed mineral operations on the Nevada Property will be subject to environmental regulation by federal, state and local authorities. Under applicable federal and state law, the Company may become jointly and severally liable with all prior property owners for the treatment, cleanup, remediation and/or removal of substances discovered at the Property which are deemed by federal and/or state law to be toxic or hazardous ("Hazardous Substances"). Liability may be imposed among other things for the improper release, discharge, storage, use, disposal or transportation of Hazardous Substances only in the areas which the Company disturbs.

     Applicable law imposes strict joint and several liability on, among others, "owners" and "operators" of properties contaminated with Hazardous Substances. Such liability may result in any and all "owners", "operators" and "transporters" of contaminated property being required to bear the entire cost of remediation. The Company may utilize substances which have been deemed by applicable law to be Hazardous Substances. The potential liability of the Company under such laws will be derived from the Company's classification as both an "owner" and "operator" of a contaminated property. While the Company intends to employ all reasonably practicable safeguards to prevent any liability under applicable laws relating to Hazardous Substances, mineral exploration by its very nature will subject the Company to substantial risk that remediation may be required. If the cleanup or remediation of hazardous substances is required on the Nevada Property, substantial delays could occur in the permitting process and/or in the further extraction of gold and other precious minerals on the Nevada Property.

     Much like environmental laws found in the United States, both the federal state governments in Brazil have adopted laws and standards relating to the harvesting and reclamation of forests. While the Company and its subsidiary, Equatorial Resources, has not yet fully familiarized itself with all of these laws and standards, Equatorial Resources has entered into an agreement with Eco-Rating International, Incorporated ("Eco-Rating"), Zurich, Switzerland, to better assist the Company and Equatorial Resources in understanding and complying with such laws and standards. Under the terms of its agreement with the Company, Eco-Rating has agreed to establish an "eco-efficiency model" designed to enable Equatorial Resources to establish environmental management guidelines for the conduct of activities on the Jonasa Concessions and ultimately the remainder of the Brazilian Timber Properties consistent with all applicable environmental laws and standards.

Relationship With Other Offerings

     From the period March 1, 1994, through February 28, 1997, the Company has offered and sold 8,342,619 shares of its Common Stock and 228,919 shares of Preferred Stock. These sales were made to its existing shareholders. The Company has relied upon applicable exemptions from the registration requirements of the federal securities laws and upon compatible exemptions from securities registration under applicable state ("blue sky") laws. In the event that it is determined that the Company sold and issued these securities without complying with either the federal securities laws or blue sky laws, the purchasers of these securities may have the right to rescind the sale of these securities and to recover the purchase price paid to the Company plus interest accrued on such purchase price. The Company does not currently have funds with which it could repay the purchase price and accrued interest from any prior sale of securities. Moreover, it is doubtful that the Company could continue operations if a significant number of existing shareholders were to seek to rescind their purchases of securities. The financial statements of the Company do not reflect a contingent liability for any such rescission rights.

Fluctuation of Gold Prices

     Since its deregulation in August 1971, the market price for gold has been highly speculative and volatile. Since 1980, gold has fluctuated from a high of approximately $850 per ounce in January 1980 to a low of approximately $285 per ounce in 1985. Currently gold is trading at approximately $350 per ounce. Instability in gold prices will affect the profitability of the Company's future operations.

     Similarly coal and timber prices fluctuate. Natural resources have traditionally evidenced valuable swings in pricing, thereby affecting overall the relative profitability of engaging in these lines of business. For example, timber prices increased fifty-two percent (52%) in 1996 while coal prices have remained relatively stable for the past several years.

Selected Financial Data

     The financial information accompanying this Registration Statement reflects the current financial condition of the Company. It should be noted that the Company has not reported a profit from operations since its inception to the present. Management projects that the further exploration and development of the Properties will result in profitable operations although, for the reasons stated elsewhere in this Registration Statement, no guaranty to that effect can be made.

Use of Forward-Looking Statements

     This Registration Statement contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are found in the Section of the Registration Statement entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION" and elsewhere. Prospective Investors are cautioned that the assumptions upon which such statements are based cannot be guarantied by the Company to occur in the future or that the overall success of the Company might be materially adversely affected should such bases (or some of them) not occur.

Additional Risk Factors

     Persons relying upon this Registration Statement should review the Company's audited financial statements included with this Registration Statement and the remainder of this Registration Statement in its entirety. Other sections of this Registration Statement identify other potential risks and special material considerations which should be analyzed. Persons reading this Registration Statement are also cautioned that, as with any security, there may be other risks and special material considerations which are not foreseeable at this time which may also materially adversely affect an investment in the Company's securities.

                 5.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        The Company is a development-stage company, with corporate offices in Calabasas, California, and with interest(s) in certain mining properties located in the (1) Manhattan Mining District, Nye County, Nevada, (the "Nevada Property"); (2) in the Indonesian Gold Belt, Kalimantan, Indonesia (the "Indonesian Gold Concessions"); (3) in the Kutai District of East Kalimantan, Indonesia (the "Indonesian Coal Concessions"); (4) on the island of Sumatra, Indonesia; and (5) in the state of Para, Brazil (the "Brazilian Timber Properties").

Comparison of Results of Operations-Nine Months Ended February 28, 1997 Compared to Nine Months Ended February 29, 1996

        Net loss for the first three fiscal quarters of 1996-97 was $1,319,759 as compared to $468,453 for the same period ended February 29, 1996. The principal increases in expenses during the nine months ended February 28, 1997 were attributed to expenses in Brazil (approximately $124,000), office salaries (approximately $50,000), travel (approximately $125,000), stock for services to employees ($240,000), minority interest expense ($49,500) and a general increase in other expenses attributable to the Company's increased development activities from the previous year. During the period from July 1996 to February 28, 1997, the Company invested $4,000,000 in Common Stock towards the purchase of certain contractual rights to the seven (7) gold mining concessions comprising the Indonesian Gold Concessions; $123,147 towards certain exploration activities relating to the Silobat Property (one of the Indonesian Gold Concessions): and $1,055,000 ($700,000 in Common Stock) towards the acquisition of and improvements to the infrastructure relating to the Brazilian Timber Properties; and $1,565,313 ($250,000 in Common Stock) in development activities on the Nevada Property.

Year Ended May 31, 1996 Compared to Year Ended May 31, 1995

        During the year ended May 31, 1996, the Company reported an operating loss of $1,198,506 as compared to an operating loss of $611,073 for the year ended May 31, 1995. The difference between these two periods was principally due to the issuance of stock to officers for services rendered of $485,000. There was an increase of $233,981 in cash and cash equivalents for the year ended May 31, 1996 as compared to a decrease in cash and cash equivalents of $78,613 for the previous fiscal year. The improvement in the availability of cash and cash equivalents to the Company was the result of the sale of $1,255,325 in stock offered and sold through private placements. By contrast, the Company sold $726,013 in stock through private placements for the year ended May 31, 1995.

Year Ended May 31, 1995 Compared to Year Ended May 31, 1994

        The Company incurred a net loss of $611,073 in fiscal 1995 compared to a net loss of $480,473 during fiscal 1994. The principal reason for the increased loss was due to an increase in salaries of approximately $150,000. The Company used $616,013 cash in developmental activities in 1995 compared to $749,057 in 1994. Investment in property and equipment was similar each year: $146,496 in 1995 compared to $116,777 in 1994. Proceeds from issuance of stock amounted to $726,013 in 1995 compared to $975,469 in 1994.

Liquidity and Capital Resources

        The Company's working capital position as of February 28, 1997 was a deficit of approximately $553,000. Almost since inception, the Company has experienced pressure on its working capital position due to operating losses, and the need to continually invest in exploration activities on the Nevada Property and, more recently, the Silobat Property, the remainder of the Indonesian Concessions, and the Brazilian Concessions.

        To raise funds in the past, the Company has relied upon private placements of its equity securities. Over the past three years, the Company has raised approximately $4,340,000 pursuant to three such private placements. The Brazilian operations represent an immediate opportunity for the Company to generate significant cash flows for the first time. The Company believes that with the anticipated increase in daily production at its Brazilian operations to 140 cubic meters per day in April 1997, much of its continued operations in Brazil, Indonesia, and on the Nevada Property will be funded by the cash flow generated on the Jonasa Concessions. The Company is also currently seeking to raise between $3,000,000 and $4,000,000 through the private placement of Common Stock and/or convertible debt instruments with one or more "qualified institutional buyers" should its immediate need for significant amounts of capital for its overseas acquisitions and operations in both Indonesia and Brazil not be met solely from its activities in Brazil.

       6.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables set forth certain information as of February 28, 1997, regarding the record and beneficial ownership of the Common Stock and Preferred Stock with respect to: (i) any individual or group of affiliated individuals or persons owning, of record or beneficially, five percent (5%) or more of the outstanding shares of the Common Stock or the Preferred Stock; (ii) the amount of shares of Common Stock or Preferred Stock owned by each executive officer and director of the Company; and (iii) the number of shares of Common Stock and/or Preferred Stock owned, of record or beneficially, by the directors of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners listed below, based upon information provided by such owners, have sole voting and investment power with respect to such shares.

Principal Shareholders

                         NAME AND ADDRESS                  AMOUNT AND NATURE
TITLE OF CLASS          OF BENEFICIAL OWNER               OF BENEFICIAL OWNER          PERCENT OF CLASS(1)
--------------    -------------------------------         -------------------          -------------------
Common            Christopher D. Michaels                       1,294,510(2)                 10.91%
                  876 Ballina Court
                  Newbury Park, California 91320

Common            Jeffrey S. Kramer                             1,180,000(3)                  9.40%
                  6053 Paseo Canyon Drive
                  Malibu, California 90265

Common            Joseph C. Rude' III, M.D.                     1,274,150(4)                 10.15%
                  3065 River N. Pkwy.
                  Atlanta, Georgia 30328

Common            David Weissberg, M.D.                         1,199,900                     9.55%
                  29 Blair Drive
                  Huntington, New York 11743

Common            All Officers and                              3,992,160(5)                 31.79%
                  Directors as a Group
                  (6 persons)

---------------

(1) In addition to the 12,208,412 shares of Common Stock outstanding as of February 28, 1997, the percentages noted in this column assume the issuance of 340,000 shares of Common Stock pursuant to various options primarily to existing management which may be issued in whole or in part within 60 days of this Registration Statement and the issuance of an additional 10,800 shares of Common Stock required to be issued to Maxwells Energy & Metals Technology Ltd. pursuant to the August 26, 1996 Principles of Agreement.

(2) Includes options to purchase up to 100,000 shares of Common Stock which may be exercised in whole or in part within 60 days of the date of this Registration Statement.

(3) Includes options to purchase up to 70,000 shares of Common Stock which may be exercised in whole or in part within 60 days of the date of this Registration Statement.

(4) Includes shares owned by Carolyn Rude and Quantum Radiology (an affiliate of Dr. Rude) as well options to purchase up to 10,000 shares of Common Stock which may be exercised in whole or in part within 60 days of the date of this Registration Statement.

(5) Includes options to purchase up to 230,000 shares of Common Stock by all Directors or Officers as a group which may be exercised in whole or in part within 60 days of the date of this Registration Statement.

     In addition, it should be noted that Ignatius Z. Theodorou, the President and a director of the Company's eighty percent (80%)-controlled subsidiary, Equatorial Resources, Ltd., will be entitled to receive Two Million (2,000,000) shares of the Company's Common Stock at such time as the Company and he complete the preparation of a tax-free stock for assets agreement consistent with the November 11, 1996 letter agreement pertaining to the Jonasa Concessions.

                                 7.  MANAGEMENT

Executive Officers and Directors

     The Company's Bylaws authorize the creation of the offices of President, Treasurer (Chief Financial Officer), one or more Vice Presidents, Secretary and one or more Assistant Secretaries and Assistant Treasurers as the Board of Directors deems proper. The Bylaws also provide for not less than three directors and not more than seven directors who shall hold office until the following annual meeting of the shareholders. The Bylaws further provide that the number of directors may be increased by the affirmative vote of the Board of Directors or a majority in interest of the shareholders at an annual or special meeting.

     The executive officers and directors of the Company and/or its subsidiaries are as follows:

          NAME              AGE                         POSITION
------------------------    ----     -----------------------------------------------
Christopher D. Michaels      53      President and Chairman of the Board
Jeffrey S. Kramer            42      Senior Vice President, Chief Financial Officer
                                     and Director
Stanley J. Mohr              61      Vice President of Shareholder Relations and
                                     Director
Edna Pollock                 60      Director
Joseph Rude III, M.D.        52      Director
William Michaels             79      Vice President of Client Relations
Ignatius Z. Theodorou        55      President and Director of Equatorial
                                     Resources, Ltd.

     CHRISTOPHER D. MICHAELS cofounded the Company in June 1986. Since then he has served as President, Chief Executive Officer and Chairman of the Board of the Company and is entitled to retain his positions with the Company until the next annual meeting of the Company's shareholders. Mr. Michaels is also a director, vice president and chairman of the Board of Equatorial Resources, Ltd. and the chairman and a director of Kalimantan Resources, Ltd., subsidiaries of the Company. Mr. Michaels received a bachelor of arts degree from Alfred University located in New York. After graduation, he accepted a post with the United States government overseas in the Peace Corps. Since 1980, Mr. Michaels has acted in sales and management positions in corporations whose primary business consists of mining and minerals. Mr. Michaels has extensive background and experience in international relations and has spent considerable time at the Company's Bolivian mine site (closed in 1992) as well as on the Nevada Property. Mr. Michaels is a party and is subject to the permanent injunction more particularly described in the Section of the Registration Statement entitled "LEGAL PROCEEDINGS." Mr. Michaels has also been and is subject to a cease and desist order issued by the Pennsylvania Securities Commission issued February 27, 1989, prohibiting the Company, Mr. Michaels and other executive officers from violating Section 201 of the Pennsylvania Securities Act of 1972 relating to the sale of unregistered "penny stocks."

     JEFFREY S. KRAMER, Senior Vice President, Chief Financial Officer, Secretary-Treasurer and Director, has held these positions since 1989 and is entitled to retain these positions with the Company until the next annual meeting of the Company's shareholders. Mr. Kramer is also a director, vice president and the secretary-treasurer of Equatorial Resources, Ltd. and a director and the secretary-treasurer of Kalimantan Resources, Ltd. He has held management positions with Continental Cafes. As Chief Financial Officer, Mr. Kramer's responsibilities include business affairs, contract administration, public relations and broker and shareholder relations. Mr. Kramer was also responsible for management oversight of the Nevada Property operations since 1995 and was management's liason in negotiating the Company's settlement with the Securities & Exchange Commission more particularly described in the Section g this Registration Statement entitled "LEGAL PROCEEDINGS." Mr. Kramer is a party and is subject to the regulatory proceedings described in the Section of the Registration Statement entitled "LEGAL PROCEEDINGS" and the action taken by the Pennsylvania Securities Commission detailed above with respect to Mr. Michaels.

     STANLEY J. MOHR, has been Vice President Client Relations with Nevada Manhattan since 1986. Mr. Mohr became a Director of the Company in 1992 and is entitled to retain his current positions with the Company until the next annual meeting of the Company's shareholders. He is also a director of Kalimantan Resources, Ltd. Mr. Mohr has been employed as a marketing executive with several mining and mineral related companies and has gained extensive experience in many phases of operations in the mining industry. Mr. Mohr held a real estate license issued by the state of Nevada from 1976 to 1984. Mr. Mohr was a party and is subject to the regulatory proceedings more particularly described in the Section of the Registration Statement entitled "LEGAL PROCEEDINGS."

     EDNA POLLOCK was elected to the Board of Directors on April 3, 1995 and is entitled to retain her position as director until the next annual meeting of the Company's shareholders. Ms. Pollock is a court reporter in North Carolina and has been a shareholder of record since 1989. She has been an active member of the Shareholders' Advisory Committee for several years representing shareholders at Director's meetings. Ms. Pollock is a graduate of Columbia University, New York, New York, having received her bachelor of arts degree in Journalism. She spent twenty-eight years as a freelance reporter for both the federal and state courts in North Carolina and acted in her official capacity as a court reporter at numerous depositions, arbitrations, hearings and conventions.

     DR. JOE RUDE' III was elected to the Board of Directors on April 3, 1995, and is entitled to retain his position as a director until the next annual meeting of the Company's shareholders. Dr. Rude' is a radiologist and has been practicing his medical specialty since 1977 in Georgia. Dr. Rude' has been a shareholder of record since 1989 and has been an active member of the Shareholders' Advisory Committee for several years representing shareholders at Director's meetings. Since 1995, Dr. Rude' has been a diagnostic radiologist at Quantum Radiology, Atlanta, Georgia. From 1977 to 1995, he was associated with Cobb Radiology Associates, Austell, Georgia, which merged with Quantum Radiology in 1995. Dr. Rude' is a graduate of the University of Texas, Austin, Texas, where he received his bachelor of arts degree in 1966. In 1970, he was awarded a medical degree from the University of Texas Southwestern Medical School, Dallas, Texas. Dr. Rude' is board certified in radiology and served in the United States Air Force as a flight medical officer from 1971 to 1973.

     WILLIAM MICHAELS, Vice President of Client Relations, has served in such capacity or in other capacities since the Company's inception. Mr. Michaels is the father of Christopher D. Michaels, the Company's President and Chairman of the Board. Mr. Michaels is a party and is subject to the regulatory proceedings more particularly described in the Section of the Registration Statement entitled "LEGAL MATTERS, AUDITORS AND PENDING LEGAL PROCEEDINGS."

     IGNATIUS Z. THEODOROU, President and Director of Equatorial Resources, Ltd. has served in such capacities since the formation of the Company's Brazilian-based subsidiary. Mr. Theodorou is the remaining shareholder of Equatorial Resources, owing twenty percent (20%) of such company. Mr. Theodorou was born in Greece but has spent a substantial portion of the last thirty-seven
(37) years in the United States. Mr. Theodorou holds dual citizenship (Greek and U.S.) and is currently managing the Company's operations at the Jonasa Concessions. His employment experience has included consulting arrangements with Dames & Moore Consulting Company, employment as Managing Director of the Liberian-owned shipping company Crest Lines Inc., and founder and chief executive officers of the timber companies known as Madira Intex, S.A. International Imports and United Amazonian Resources, Limited.

Significant Employees and Consultants

     The Company has entered into employment agreements dated January 1, 1995, with Christopher D. Michaels and Jeffery S. Kramer relating to their respective positions as executive officers and directors of the Company. Under the terms and conditions of these employment agreements, both Mr. Michaels and Mr. Kramer are required to devote substantially all of their business time and effort during normal business hours to the Company through December 31, 1997. As compensation for the services rendered and to be rendered to the Company, Mr. Michaels is entitled to receive annual salaries equal to One Hundred Forty-Eight Thousand Seven Hundred Twenty-Seven Dollars ($148,727) per annum and Mr.
Kramer is entitled to a salary of One Hundred Thirty-Seven Thousand Two Hundred Twelve Dollars ($137,212) per annum. Both the salaries of Mr. Michaels and Mr. Kramer are to be reviewed on each anniversary date of the Agreement by the board of directors for the purposes of either increasing or decreasing such base salary. The Board, however, may not reduce the base salary of either Mr. Michaels or Mr. Kramer by more than twenty percent (20%) of the base salary for the immediately preceding year. In addition, both Mr. Michaels and Mr. Kramer have each received 900,000 shares of the Company's Common Stock as part of their compensation under the terms of their employment agreements.

     In addition to the base salaries and stock options, both Mr. Michaels and Mr. Kramer are entitled to receive reimbursement on a monthly basis for all reasonable expenses incurred in connection with the performance of their duties under the employment agreement. Mr. Michaels and Mr. Kramer are also entitled to certain fringe benefits (including but not limited to paid vacation and participation in medical insurance plans and employee benefit plans) which now are or may thereafter become available to all executive officers of the Company and such other benefits (if any) as may be authorized from time to time by the board of directors of the Company. The employment agreements also authorize these officers to receive a "merit bonus" ranging between twenty-five percent (25%) and seventy-five percent (75%) of such officer's base salary in the event the Company experiences operating cash flow for a fiscal year equal to not less than One Million Dollars ($1,000,000). Specifically, if the Company's operating cash flow for any fiscal year ranges between One Million Dollars ($1,000,000) and Two Million Dollars ($2,000,000), both Mr. Michaels and

Mr. Kramer will be entitled to a "merit bonus" equal to twenty-five percent(25%) of their base salary; if the operating cash flow is between Two Million Dollars ($2,000,000) and Three Million Dollars ($3,000,000) for any fiscal year, the "merit bonus" will be equal to fifty percent (50%) of such officer's base pay; and if the Company's operating cash flow is over Three Million Dollars ($3,000,000) or more during any fiscal year, during the term of the Agreement, such officer's "merit bonus" will be equal to seventy-five percent (75%) of such officer's base salary. In the event of termination of the employment agreement by the Company for cause or by such officer without cause, the "merit bonus" is not required to be paid. In the event of termination for any other reason, the "merit bonus" will be pro rated for the fiscal year in which termination occurs.

     The employment agreements with Messrs. Michaels and Kramer contain a covenant prohibiting such officer from engaging directly or indirectly as a principal partner or director or officer of any business competitive with the Company. However, such officer may hold up to a five percent (5%) equity interest in any entity engaged in a business competitive with the Company without violating such covenant.

     The agreements contain provisions for termination in the event of such officer's permanent disability, death, or for cause. In addition, the agreements provide for severance compensation equal to such officer's highest monthly base salary times thirty-six. Both Mr. Michaels and Mr. Kramer also possess an option to acquire up to twenty-five percent (25%) of the number of then outstanding shares of the Company's capital stock at a price of five cents per share in the event of an occurrence of a "Change in Control." For the purposes of such employment agreements, the term "Change in Control" shall be deemed to have occurred if the Company sells substantially all of its assets to a single purchaser or to a group of associated purchasers in a single transaction or series of related transactions; shares of the Company's outstanding capital stock constituting more than twenty percent (20%) of the voting power of the Company's outstanding capital stock are sold, exchanged, or otherwise disposed of in one transaction or in a series of related transactions; or the Company is a party to a merger or consolidation in which the Company is not the surviving entity or the Company's shareholders receive shares of capital stock of the new or continuing corporation constituting less than 80 percent of the voting power of the new or continuing corporation.

     The Company has engaged the services of Arthur J. Mendenhall to act as project geologist for the Nevada Property. His duties include acting as the on-site representative of the Company and to provide geological exploration and mining grade control of the Nevada Property on a daily basis.

     Mr. Mendenhall is an experienced mining geologist. He received his bachelor of science degree in 1971 and his master of science degree in geology from Utah State University, Logan, Utah. Mr. Mendenhall's work experience includes roles supervising and monitoring the work of senior geologists in the coring and sampling of ore, working as senior geologist in the sampling and mapping of tertiary volcanic rock formations in gold exploration projects, collecting cuttings and core samples for geochemical analyses, drafting drill hole cross sections and supervised drilling operations for bentonite and iron ore. Mr. Mendenhall has completed the Occupational & Safety Hazard Agency ("OSHA") forty-hour hazardous waste site training course and OSHA'S refresher course and has attended other geological seminars and courses relevant to mining. Mr. Mendenhall is a registered geologist in the Commonwealth of Pennsylvania and a member of the Geological Society of America.

     The Company's subsidiary, Equatorial Resources, Limited, will be heavily dependent upon its President, Ignatius Z. Theodorou, for the operations conducted on the Jonasa Concessions. This dependence will be particularly acute because Mr. Theodorou's company, Madeira Intex, S.A., International Exports, is the predecessor-in-interest to Equatorial Resources with respect to the agreements under which Equatorial Resources will be operating and managing the Jonasa Concessions. Neither the Company nor Equatorial Resources has an existing employment agreement with Mr. Theodorou. However, the Company believes that Mr. Theodorou's interest in the Company and Equatorial Resources will allow him to devote substantially all of his time and efforts to the Company's operations in Brazil.

Limitations on Director and Officer Liability

     The Company's Bylaws do not contain a provision entitling any director or executive officer to indemnification against liability under the Securities Act of 1933 (the "'33 Act"). Sections 78.751 et seq. of the Nevada Revised Statutes allow a company to indemnify its officers, directors, employees and agents from any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee or agent acted in good faith and in a manner which such person believed to be in the best interests of the Company. A determination may be made by the shareholders; by a majority of the directors who were not parties to the action, suit, or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit or proceeding does not exist. Provided the terms and conditions of these provisions under Nevada law are met, officers, directors, employees and agents of the Company may be indemnified against any cost, loss or expense arising out of any liability under the '33 Act. Insofar as indemnification for liabilities arising under the '33 Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable.

Agreement with Gold King Mines Corporation

     On April 1, 1995, the Company entered into an Agreement with Gold King Mines Corporation ("Gold King"), Denver, Colorado. Under the terms of this Agreement, Gold King has agreed to provide the services of William R. Wilson on a consulting basis at the rate of $400 per day. The initial term of the consulting agreement was through December 31, 1995, and extended for one-year periods upon mutual agreement between Gold King and the Company. Gold King and the Company have extended this consulting agreement for two years.

     Mr. Wilson has provided various services to the Company including the preparation of the Company's business plans and executive reports. Mr. Wilson possesses a professional degree in metallurgical engineering from the Colorado School of Mines, Golden, Colorado, and has been awarded a Master's in Business Administration from the University of Southern California, Los Angeles, California. In his more than thirty years of experience, Mr. Wilson has, for the past fifteen years, served in various seniority executive capacities with engineering, construction and consulting firms, many of such capacities as president or the chief executive officer of mining companies operating in the United States and internationally. Mr. Wilson is the past chairman of the Colorado Mining Association. Gold King is a subsidiary of Sheridan Reserve Corporation, a publicly-traded resource company based in Toronto, Canada.

     Mr. Wilson's primary responsibility to the Company has been and will be to act as project manager for the Nevada Property and to act as the Company's representative to Harrison Western Mining & Construction Company, the mining contractor for the Nevada Property. Mr. Wilson will also provide technical and managerial consulting to the Company on the Indonesian Concessions.

Agreement with Behre Dolbear & Company

     The Company entered into a Consulting Services Agreement (the "Consulting Agreement") with Behre Dolbear & Company ("Behre Dolbear"), an internationally recognized mining consulting firm established in 1911. Under the terms of the Consulting Agreement, Behre Dolbear will be responsible for providing independent technical advisory third-party validation services relating to the Indonesian Concessions. Such services initially require Behre Dolbear to advise and validate the exploration program contemplated by the Company and would include related technical input for other aspects of project development. The term of the Consulting Agreement is for six months or upon satisfactory completion of the consulting services contemplated prior to such expiration date. The Company has agreed to pay Behre Dolbear the hourly rate of $137.50 up to a maximum of $1,100 per diem for the services contemplated under the Consulting Agreement and has committed to utilize Behre Dolbear a minimum of two days per month. Unused days will accrue under the Consulting Agreement but will be forfeited if not prior to the expiration of the term of the agreement. The Company must also reimburse Behre Dolbear for any travel; reasonable and necessary lodging expenses (including meals); telegram, cable, telex charges; a 2.5% "flat" labor charge in lieu of actual telephone charges; printing, copying, reproduction and fax charges; postage, courier, express and freight charges; use of personal automobiles; royalties on computer software; professional liability insurance (assessed on a 1.5% flat fee basis); clerical fees at the rate of $35 per hour; and other costs and expenses incurred by Behre Dolbear and/or its personnel in performing the services contemplated by the Consulting Agreement.

Agreement with Eco-Rating International

     In order to better assure compliance with applicable Brazilian environmental laws and regulations, the Company has entered into an agreement with Eco-Rating International, Zurich, Switzerland ("Eco-Rating"). Under the terms of the agreement, Eco-Rating has agreed to develop an "eco-efficiency model" designed to establish environmental management guidelines for the Company's operations in Brazil. It is the objective of the Company to establish a reputation as a leader in the timber industry in environmentally-related issues and to develop its properties in a manner best designed to properly reclaim any areas harvested pursuant to its concessions.

Shareholders' Advisory Committee

     In 1989, the Company formed a Shareholder Advisory Committee (the "Advisory Committee") comprised of up to 12 outside shareholders. The purpose of the Advisory Committee is to participate in directors' meetings and compensation meetings, as well as planning meetings related to all aspects of corporate development. Members are selected annually from a group of shareholders who respond to Company inquiries regarding interest in participating on the Advisory Committee. Membership is rotated annually. One of the primary purposes of this Committee is to provide independent, shareholder participation in critical decisions relating to overall corporate strategy.

                           8. EXECUTIVE COMPENSATION

     The table set forth below identifies the compensation paid to the Company's executive officers for the last three completed fiscal years (i.e. fiscal years ending May 31, 1994; May 31, 1995; and May 31, 1996):

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG TERM COMPENSATION
                                                                            -----------------------------------------------------
                                                                                     AWARDS                       PAYOUTS
                                       ANNUAL COMPENSATION                  -------------------------     -----------------------
                         ------------------------------------------------   RESTRICTED     SECURITIES                    ALL
       NAME AND                                              OTHER            STOCK        UNDERLYING       LTIP        OTHER
       PRINCIPAL                                             ANNUAL          AWARD(S)      OPTIONAL/      PAYOUTS    COMPENSATION
       POSITION          YEAR   SALARY($)   BONUS($)   COMPENSATION($)(1)      ($)          SARS(#)         ($)          ($)
       --------          ----   ---------   --------   ------------------   ----------     ----------     --------   ------------
Christopher Michaels,
President and Chairman
of the Board...........  1996   $100,449      --            $6,316.00        $225,000(2)      10,000(3)     --           --
                         1995   $148,727      --            $5,712.00          --             10,000        --           --
                         1994   $137,222      --            $5,712.00          --             10,000        --           --
Jeffrey Kramer, Senior
Vice President and       1996   $117,791      --            $7,658.00        $225,000(4)      10,000(5)     --           --
Director...............  1995   $137,212      --            $6,564.00          --             10,000        --           --
                         1994   $135,117      --            $6,564.00          --             10,000        --           --

---------------

(1) The Company incurs the annual cost of health insurance for Messrs. Michaels and Kramer and their respective dependents.

(2) The Company granted Messrs. Michaels and Kramer the option to purchase 900,000 shares of Common Stock each at an average price of $1.50 per share. These options were exercised during the year ended May 31, 1996, at which time the Company's board of directors agreed to issue these shares for services rendered. The Company has valued these restricted securities to be worth twenty-five cents ($.25) per share.

(3) The Company has granted stock options to all members of its board of directors in the amount of 10,000 shares per full year of service as an active member of the board. These options may be exercised at $1.00 per share of Common Stock. Options may not be exercised after the expiration of 10 years from the date of the grant and are nontransferable other than by inheritance. As of the date of this Registration Statement, the Company has granted options aggregating 100,000 shares to Mr. Michaels and 70,000 shares to Mr. Kramer.

(4) See Footnote 2.

(5) See Footnote 3.

Options and Stock Appreciation Rights

     The table set forth below provides certain information concerning individual grants of stock options and stock appreciation rights (whether granted in connection with stock options or as "freestanding" rights made from inception to date and during the last fiscal year of the Company ending
May 31, 1996) to each of the named executive officers noted below:

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                 INDIVIDUAL GRANTS                                    POTENTIAL REALIZABLE
                                                                                        VALUE AT ASSUMED
                                                                                      ANNUAL RATES OF STOCK
                                                                                        PRICE APPRECIATION
                                                                                         FOR OPTION TERM
 --------------------------------------------------------------------------------------------------------------
                             NUMBER OF     % OF TOTAL
                            SECURITIES      OPTIONS/
                            UNDERLYING        SARs
                             OPTIONS/      GRANTED TO      EXERCISE
                               SARS        EMPLOYEES        OR BASE     EXPIRATION
      NAME                  GRANTED(#)   IN FISCAL YEAR   PRICE($/SH)      DATE           5%($)       10%($)
      (a)                      (b)            (c)             (d)          (e)             (f)          (g)
      ----                  ----------   --------------   -----------   -----------    -----------   ---------
Christopher D. Michaels..    100,000          10%           $1.00      May 31, '06     $16,289       $25,937
Jeffrey S. Kramer........     70,000          14%           $1.00      May 31, '06     $16,289       $25,937
Stanley Mohr.............     40,000          25%           $1.00      May 31, '06     $16,289       $25,937
Edna Pollock.............     10,000         100%           $1.00      May 31, '06     $16,289       $25,937
Joe Rude' III............     10,000         100%           $1.00      May 31, '06     $16,289       $25,937

---------------

(1) The Company has granted stock options to all members of its board of directors pursuant to Stock Option Agreements executed at various times. Under the terms of these agreements, each director has been granted options to purchase 10,000 shares of Common Stock per full year of service. The exercise price for such options is $1.00 per share. The years in which stock options were initially granted to each respective board member are as follows: Christopher Michaels, 1986; Jeffrey Kramer, 1989; Stanley Mohr, 1993; Edna Pollock, 1996; and Joe Rude' III, 1996. In 1996, the Stock
    Option Agreements relating to Messrs. Michaels, Kramer and Mohr were extended so that they may be exercised through May 31, 2006. The remaining may not be exercised after the expiration of ten (10) years from the date of grant and are nontransferable other than by inheritance.

(2) See Footnote 1.

(3) See Footnote 1.

                               LEGAL PROCEEDINGS

     In May 1989, the Company received notice that the Securities and Exchange Commission (the "Commission") had commenced an informal investigation into the Company's compliance with the registration and disclosure requirements of the Securities Act of 1933 (the "'33 Act") and the Securities Exchange Act of 1934 (the "'34 Act"). Thereafter the Commission commenced an extensive review of the Company's books and records relating to the, Company's business and mining operations, its capital raising activities, its financial condition and history. Through all stages of the investigation, the Company cooperated with the Commission.

     The Commission and the Company agreed to terminate the Commission's investigation by the entry of a consent judgment against the Company and certain of the Company's past and present key employees. These key employees include Christopher D. Michaels, Jeffrey Kramer and Stanley Mohr. The term and conditions of the consent judgment can be summarized as follows:

          1. The Company neither admitted nor denied any of the allegations alleged by the Commission;

          2. The Company and its officers, agents, servants, employees and others receiving actual notice of the consent judgment are permanently restrained and enjoined from selling securities in interstate commerce unless and until a registration statement is in effect or the security or transaction is exempt from the registration provisions of the '33 Act and/or '34 Act;

          3. The Company and its officers, agents, servants, employees, and others receiving actual notice of the consent judgment are permanently restrained from engaging in any transaction, practice or course of conduct, employing any course of conduct, or obtaining any money or property by means of an untrue statement of a material fact, or any omission to state a material fact, necessary to make the statements made in light of the circumstances under which they were made not misleading.

     On April 7, 1994, the Company and the Commission entered into a stipulation regarding the resolution of all outstanding issues which then existed, which stipulation was entered as an order by the United States District Court for the Central District of California. Such stipulation contained an acknowledgement that the Company and its executive officers had received no ill-gotten gains as a result of prior activities by the Company in offering and selling its securities, and that the consent judgment resolved once and for all, all issues raised by the Commission as a result of the Company's prior activities. The Company was not required to pay any fines or required to disgorge any monies previously received by it in connection with its securities.

     As plaintiff, the Company filed on November 4, 1996 a complaint (the "Action") in Nye County, Nevada against Marlowe Harvey, Maran Holdings Inc., Calais Resources Inc., and Argus Resources, Inc. (the "Harvey Entities"). The complaint in the Action alleges, amongst other things, that the Harvey Entities breached their obligations under various agreements (including the October 20, 1995 amendment to the Joint Venture Agreement discussed in further detail in the Section of this Registration Statement entitled "THE COMPANY'S BUSINESS AND PROPERTIES -- The Nevada Property"). The Action seeks to require the Harvey Entities to specifically perform their obligations to convey a 1% interest in the joint venture Nevada Property to the officers of the Company (namely Messrs. Michaels and Kramer) and a 52% interest in the outstanding and issued stock in Argus Resources, Inc. The Action also seeks damages of approximately $4,000,000 resulting from the actions or inactions of the defendants. It is unknown at the present time whether the Harvey Entities have the ability to transfer the required 52% interest in Argus Resources, Inc., as required under the Amended Joint Venture Agreement, whether the Harvey Entities have substantive defenses which would prevent the Company from obtaining specific performance, or whether the remaining shareholders of Argus Resources, Inc., have approved and/or ratified the Amended Joint Venture Agreement at any time. If the Company is successful in obtaining specific performance of the agreements alleged in the Action, it will effectively continue to own or control an undivided 50% interest in the Nevada Property.


     To date the complaint has been served on all defendants. In January 1997, the parties held an initial joint case management conference. The parties have voluntarily exchanged documents pursuant to local court rules. The Company currently intends to commence formal discovery within the next several days. The Company anticipates that the Harvey Entities will vigorously defend the Action.

                      10. MARKET PRICE OF AND DIVIDENDS ON
                                COMPANY'S EQUITY

     The authorized capital stock of the Company consists of 50,000,000 shares of which 49,750,000 shares are Common Stock with a par value of one cent ($.01) per share and 250,000 shares of Series A Preferred Stock with a par value of $1.00 per share and convertible into Common Stock on the terms and conditions hereinbelow described. As of February 28, 1997, there were 12,208,412 shares of the Company's Common Stock issued and outstanding and 228,919 shares of the Preferred Stock issued and outstanding. The average price paid per share for the Common Stock to date has been approximately $2.00 per share while the price per share paid for the Preferred Stock has been $10.00 per share, with an effective conversion price (determined on the basis of one-for-ten conversion rights accorded the Preferred Stock shareholders) to be $1.00 per share.

     The following description of the capital stock of the Company and certain provisions of the Company's Amended Articles of Incorporation and Certificate of Determination of Preferences of Series A Preferred Stock is a summary and is qualified in its entirety by the provisions of those documents which have been filed as exhibits to the Company's Registration Statement of which this Registration Statement is a part.

     The Company received approval for trading of its Common Stock on the Electronic Bulletin Board (NASDAQ) in March 1996 and has been trading under the symbol "NVMH". From the period from December 1995 until March 1996, the Company published "bid" and "ask" prices on the "pink sheets". The low and high prices for the Common Stock since commencement of quotations are as follows:

 HIGH                 DATE                 LOW                  DATE
------    ----------------------------    ------    ----------------------------
$14.125   March 3, 1997                   $1.25     December 1995

     Since the commencement of trading on the Electronic Bulletin Board, the average monthly volume of trading of the Company's Common Stock has been approximately 200,000 shares. Prospective Investors should be aware that the volume of trading on the Electronic Bulletin Board traditionally has been limited and there can be no assurance that the Electronic Bulletin Board will provide an effective market for a shareholder to sell his or her Common Stock of the Company.

     The Company has applied for listing with the American Stock Exchange ("AMEX") by requesting a preliminary listing eligibility opinion. It is anticipated that the Company will be admitted to list its Common Stock prior to or as of the Effective Date of this Registration Statement.

                 11. DESCRIPTION OF SECURITIES BEING REGISTERED


Common Stock

     The issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable. Subject to the rights of holders of Preferred Stock, the holders of outstanding shares of the Common Stock are entitled to receive dividends out of assets legally available therefor at such time and at such amounts as the Board of Directors may, from time to time, determine. See "Dividend Policy." The shares of Common Stock are neither redeemable nor convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to receive, pro rata, the assets of the Company which are legally available for distribution after payment of all debts and other liabilities and subject to the rights of any holders of the Preferred Stock then outstanding. Before declaring any dividends, the Board of Directors may set apart out of any funds of the Company available for dividends such sum or sums as they may, from time to time, deem in their discretion to be proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the Company. Each outstanding share of the Common Stock is entitled to one vote on all matters submitted to a vote of stockholders if there is no cumulative voting in the election of directors.

Preferred Stock

     The Company's Amended Articles of Incorporation and its Certificate of Determination of Preferences of Series A Preferred Stock authorized the Company to issue up to 250,000 shares of the Preferred Stock. The holders of the Preferred Stock are entitled to receive dividends at the rate of eight percent per annum of the original issue price per share out of any funds legally viable therefor payable on each January 1, April 1, July 1 and October 1 after the issuance of the Preferred Stock. Dividends on the Preferred Stock are cumulative so that if the full dividends in respect of any preference dividend are not paid, the deficiency will be fully paid or declared and set apart for such shares (without interest) before any dividend or other distribution is paid on or declared or set apart for any other class or series of the Common Stock or preferred shares of the Company. The Company enjoys the right to pay any dividend on the Preferred Stock in cash or through the issuance of additional shares of Preferred Stock or Common Stock having an issue price equal to the amount of the dividend or through a combination of cash and stock. In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of the Preferred Stock will be entitled to receive prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock or any other class of preferred shares of the Company an amount equal to $10 per share plus a further amount equal to any dividends declared but unpaid on such shares. In the event of any consolidation or merger of the Company, or a sale of all or substantially all of the assets of the Company or a series of related instructions in which more than fifty percent of the voting power of the Company is disposed of, holders of the Preferred Stock will not be entitled to treat such event as a liquidation, dissolution or winding up of the Company. Holders of the Preferred Stock enjoy the right to convert each share of Preferred

Stock into ten (10) shares of the fully-paid and nonassessable shares of the Common Stock through December 31, 1997. Additionally, the Company is required to convert the Preferred Stock into ten (10) shares of Common Stock on or before the earlier of December 31, 1997 or the date on which a registration statement filed with the Securities & Exchange Commission by the Company and designed to raise at least Five Million Dollars ($5,000,000) becomes effective.

Dividend Policy

     The Company has established a policy of not paying dividends on the Common Stock and anticipates that this policy shall remain in effect until further notice. To date, the Company has not paid any dividends in cash or in stock on the Preferred Stock. Management of the Company is currently planning and arranging for payment of all cumulative dividends on the Preferred Stock through the issuance of shares of Common Stock or through the payment of cash after giving effect to the conversion of Preferred Stock to Common Stock on a ten-for-one basis.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock and the Preferred Stock is US Stock Transfer Corporation, Glendale, California.

                12.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

        The following pages contain the financial statements of the Company for the fiscal years ending May 31, 1994, 1995, and 1996 and for the periods ending February 28, 1996 and 1997.

                     NEVADA MANHATTAN MINING INCORPORATED

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                             Page
                                                                             ----
Independent Auditors' Report.............................................     F-2

Consolidated Balance Sheet at February 28, 1997 (Unaudited)
      and May 31, 1996 and 1995..........................................     F-3

Consolidated Statements of Operations
      for the Nine Months Ended February 28, 1997 and 1996 (Unaudited)
      and the Years Ended May 31, 1996, 1995 and 1994....................     F-4 - 5

Consolidated Statements of Changes in Stockholders' Equity
      for the Nine Months Ended February 28, 1997 and 1996 (Unaudited)
      and the Years Ended May 31, 1996, 1995 and 1994....................     F-6 - 7

Consolidated Statements of Cash Flows
      for the Nine Months Ended February 28, 1997 and 1996 (Unaudited)
      and the Years Ended May 31, 1996, 1995 and 1994....................     F-8 - 9

Notes to Consolidated Financial Statements..............................      F-10

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Nevada Manhattan Mining Incorporated
(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of Nevada Manhattan Mining Incorporated (a development stage company) as of May 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nevada Manhattan Mining Incorporated as of May 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from its development stage activities and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                Jackson & Rhodes P.C.
                                                /s/ Jackson & Rhodes P.C.

Dallas, Texas
March 21, 1997

                      NEVADA MANHATTAN MINING INCORPORATED
                         (A DEVELOPMENT STAGE COMPANY)
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                      February 28,                 May 31,
                                                     -------------       ---------------------------
                                                          1997              1996             1995
                                                     -------------       -----------     -----------
                                                      (unaudited)
Current assets:
  Cash                                               $   135,534          $  233,981      $       --
  Accounts receivable                                         --                  --           1,846
  Prepaid expenses                                       164,500                  --           2,545
                                                     -----------          ----------      ----------
          Total current assets                           300,034             233,981           4,391
                                                     -----------          ----------      ----------

Property and equipment (Note 2):
  Domestic mining properties and equipment             5,510,369           3,961,047       3,696,295
  Indonesian mining property (Note 7)                  4,123,147                  --              --
  Brazilian timber concession (Note 7)                   700,000                  --              --
  Furniture and fixtures                                 162,833              63,842          64,046
    Less accumulated depreciation                        (66,567)            (59,067)        (52,867)
                                                     -----------          ----------      ----------
                                                      10,429,782           3,965,822       3,707,474
                                                     -----------          ----------      ----------
                                                     $10,729,816          $4,199,803      $3,711,865
                                                     ===========          ==========      ==========


                                  LIABILITIES AND STOCKHOLDERS' EQUITY



Current liabilities:
  Accounts payable                                   $    86,761          $   88,226      $  124,983
  Accrued liabilities                                    306,175             181,162         283,169
  Notes payable to stockholders                          256,196             136,751          93,182
  Current portion of long-term debt (Note 3)              68,150              44,388          23,278
                                                     -----------          ----------      ----------
          Total current liabilities                      717,282             450,527         524,612

Long-term debt (Note 3)                                  100,266             115,723         105,919
                                                     -----------          ----------      ----------
          Total liabilities                              817,548             566,250         630,531
                                                     -----------          ----------      ----------

Minority interest in subsidiary                           49,500                  --              --
                                                     -----------          ----------      ----------

Commitments and contingencies (Note 4)                        --                  --              --

Stockholders' equity (Note 5):
  Common stock to be issued, 210,800 shares
     (Notes 5 and 7)                                         108                  --         495,000
  Preferred stock to be issued, $1 par value,
     250,000 shares authorized                                --                  --         737,327
  Stock subscriptions receivable                              --                  --         (50,500)
  Preferred stock, $1 par, 250,000 shares
     authorized, 228,919 and 132,510 shares
     issued                                              228,919             132,510              --
  Common stock, $.01 par; 49,750,000 shares
     authorized; 12,208,412, 8,353,881 and
     4,658,481 shares issued each period                 122,084              83,539          46,585
  Additional paid-in capital                          22,629,435          15,079,460      12,305,772
  Deficit accumulated during the
     development state                               (13,117,778)        (11,661,956)    (10,452,850)
                                                     -----------         -----------     -----------
                Total stockholders' equity             9,862,768           3,633,553       3,081,334
                                                     -----------         -----------     -----------
                                                     $10,729,816         $ 4,199,803     $ 3,711,865
                                                     ===========         ===========     ===========


          See accompanying notes to consolidated financial statements.

                      NEVADA MANHATTAN MINING INCORPORATED
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                            NINE MONTHS
                                         ENDED FEBRUARY 28,                     YEARS ENDED MAY 31,
                                   ---------------------------      -------------------------------------------
                                      1997             1996            1996             1995           1994
                                   -----------      ----------      -----------      ----------      ----------
                                           (unaudited)
Expenses:
  Costs and expenses of
    development stage activities   $ 1,319,759      $  468,453      $ 1,198,506      $  611,073      $  480,473
                                   -----------      ----------      -----------      ----------      ----------
Net loss                            (1,319,759)       (468,453)      (1,198,506)       (611,073)       (480,473)

Cumulative preferred dividends        (136,063)            --           (10,600)            --              --
                                   -----------      ----------      -----------      ----------      ----------
Net loss attributable
  to common shareholders           $(1,455,822)     $ (468,453)     $(1,209,106)     $ (611,073)     $ (480,473)
                                   ===========      ==========      ===========      ==========      ==========

Net loss per common share          $     (0.14)     $    (0.07)     $     (0.16)     $    (0.12)     $    (0.15)
                                   ===========      ==========      ===========      ==========      ==========
Weighted average
  shares outstanding                10,405,727       6,414,837        7,428,081       5,021,801       3,146,727
                                   ===========      ==========      ===========      ==========      ==========



          See accompanying notes to consolidated financial statements.

                      NEVADA MANHATTAN MINING INCORPORATED
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE PERIOD FROM INCEPTION (JUNE 10, 1985)
                        TO FEBRUARY 28, 1997 (UNAUDITED)


Expenses:
   Costs and expenses of
    development stage activities                 $ 12,809,932
   Loss on disposition
    of mining properties                              161,183
                                                 ------------
                                                   12,971,115
                                                 ------------

Net loss                                          (12,971,115)

Cumulative preferred dividends                       (146,663)
                                                 ------------
Net loss attributable
   to common shareholders                        $(13,117,778)
                                                 ============











          See accompanying notes to consolidated financial statements.

                      NEVADA MANHATTAN MINING INCORPORATED
                         (A DEVELOPMENT STATE COMPANY)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                       Stock                Preferred Stock
                                                     Stock          Subscriptions       --------------------------
                                                  to be Issued       Receivable            Shares        Amount
                                                 --------------     -------------       ------------  ------------
Stock issued from inception (June 10, 1985)
  to May 31, 1993 (unaudited):
 For cash                                          $       --        $       --                       $        --
 For services
 For property
Shares borrowed from officers (Note 8)
Losses from inception to
 May 31, 1993 (unaudited)
                                                   ----------        ----------         -----------   ------------
Balance, May 31, 1993                                      --                --                  --             --
Stock issued for cash                                      --                --                  --             --
Net loss                                                   --                --                  --             --
                                                   ----------        ----------         -----------   ------------
Balance, May 31, 1994                                      --                 --                 --             --
Shares to be issued
  to officers (Note 5)                                495,000                 --
Shares issued for cash (Note 5)                       131,500            (50,000)                --             --
Shares issued in settlement
  of claims (Note 5)                                       --                 --                 --             --
Shares issued as conversion
  of debt (Note 5)                                    605,827                 --
Net loss                                                   --                 --
                                                  -----------        -----------        -----------   ------------
Balance, May 31, 1995                               1,232,327            (50,000)                --             --



                                                                                                   Deficit
                                                                                                 Accumulated
                                                       Common Stock             Additional       During the
                                                --------------------------        Paid-in       Developmental
                                                  Shares         Amount           Capital           Stage            Total
                                                ----------     -----------      -----------     -------------     -----------
Stock issued from inception (June 10, 1985)
  to May 31, 1993 (unaudited):
 For cash                                        2,450,460     $    24,505      $11,019,902      $         --     $11,044,407
 For services                                      219,016           2,190          113,545                           115,735
 For property                                      140,000           1,400                                              1,400
Shares borrowed from officers (Note 8)                                             (495,000)                         (495,000)
Losses from inception to
 May 31, 1993 (unaudited)                                                                          (9,361,304)     (9,361,304)
                                                ----------     -----------      -----------     -------------      ----------
Balance, May 31, 1993                            2,809,476          28,095       10,638,447        (9,361,304)      1,305,238
Stock issued for cash                            1,155,225          11,552          963,917                --         975,469
Net loss                                                --              --               --          (480,473)       (480,473)
                                                ----------     -----------      -----------     -------------      ----------
Balance, May 31, 1994                            3,964,701          39,647       11,602,364        (9,841,777)      1,800,234
Shares to be issued
  to officers (Note 5)                                  --              --               --                --         495,000
Shares issued for cash (Note 5)                    647,213           6,472          638,541                --         726,013
Shares issued in settlement
  of claims (Note 5)                                32,500             325           32,175                --          32,500
Shares issued as conversion
  of debt (Note 5)                                  14,067             141           32,692                --         638,660
Net loss                                                --              --               --          (611,073)       (611,073)
                                                ----------     -----------      -----------     -------------      ----------
Balance, May 31, 1995                            4,658,481          46,585       12,305,772       (10,452,850)      3,081,334

                                  (Continued)
          See accompanying notes to consolidated financial statements.

                      NEVADA MANHATTAN MINING INCORPORATED
                         (A DEVELOPMENT STATE COMPANY)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                       Stock          Preferred Stock       Common Stock
                                                     Stock          Subscriptions     -----------------   ----------------------
                                                   to be Issued     Receivable         Shares     Amount       Shares     Amount
                                                   ------------     -------------     --------    ------      --------   ---------
Balance, May 31, 1995                              $ 1,232,327        $  (50,500)           --   $     --     4,658,481   $ 46,585
Issuance of stock previously purchased              (1,232,327)               --        13,150     13,150       554,400      5,544
Cash received from stock subscriptions                      --            50,500           --          --           --          --
Shares issued for cash                                      --                --       119,360    119,360     1,001,000     10,010
Shares issued for services (Note 5)                         --                --            --         --     1,940,000     19,400
Shares issued in connection
 with shareholder loan                                      --                --            --         --       200,000      2,000
Preferred dividend                                          --                --            --         --            --         --
Net Loss                                                    --                --            --         --            --         --
                                                   -----------       -----------       --------   -------     ---------  ---------
Balance, May 31, 1996                                       --                --        132,510   132,510     8,353,881     83,539
Shares issued for property (Note 7)                        108                --             --        --       789,200      7,892
Shares issued for cash                                      --                --        226,926   226,926       989,762      9,897
Shares issued for services                                  --                --             --        --       120,000      1,200
Shares issued for conversion
  of debt                                                   --                --             --        --       650,400      6,504
Conversion of preferred                                     --                --       (130,517) (130,517)    1,305,169     13,052
Preferred dividend                                          --                --             --        --            --         --
Net Loss                                                    --                --             --        --            --         --
                                                   -----------       -----------      ---------   --------   ----------   --------
Balance, February 28, 1997 (unaudited)             $       108       $        --        228,919   $228,919   12,208,412   $122,084
                                                   ===========       ===========      =========   ========   ==========   ========


                                                                        Deficit
                                                                       Accumulated
                                                   Additional          During the
                                                    Paid-in            Development
                                                    Capital                Stage          Total
                                                  ------------         ------------    -----------
Balance, May 31, 1995                            $12,305,772          $(10,452,850)    $ 3,081,334
Issuance of stock previously purchased             1,213,633                    --              --
Cash received from stock subscriptions                    --                    --          50,500
Shares issued for cash                             1,075,455                    --       1,204,825
Shares issued for services (Note 5)                  465,600                    --         485,000
Shares issued in connection
 with shareholder loan                                19,000                    --          21,000
Preferred dividend                                        --               (10,600)        (10,600)
Net Loss                                                  --            (1,198,506)     (1,198,506)
                                                 -----------           ------------    -------------
Balance, May 31, 1996                             15,079,460           (11,661,956)      3,633,553
Shares issued for property (Note 7)                4,942,000                    --       4,950,000
Shares issued for cash                             2,122,714                    --       2,359,537
Shares issued for services                           238,800                    --         240,000
Shares issued for conversion
  of debt                                            128,996                    --         135,500
Conversion of preferred                              117,465                    --              --
Preferred dividend                                        --              (136,063)       (136,063)
Net Loss                                                  --            (1,319,759)     (1,319,759)
                                                ------------           -------------  ------------
Balance, February 28, 1997 (unaudited)           $22,629,435          $(13,117,778)    $ 9,862,768
                                                ============           =============  =============



          See accompanying notes to consolidated financial Statements

                      NEVADA MANHATTAN MINING INCORPORATED
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                        Nine Months
                                                     Ended February 28,                   Years Ended May 31,
                                                ---------------------------    ---------------------------------------
                                                    1997            1996           1996          1995          1994
                                                -------------    ----------    -----------    ----------    ----------
                                                        (Unaudited)
Cash flows from developmental activities:
  Net loss                                       $ (1,319,759)   $ (468,453)   $(1,198,506)   $ (611,073)   $ (480,473)
  Adjustments to reconcile
   net loss to net cash used
   in developmental activities:
    Common stock issued for services                  240,000             -        485,000             -             -
    Loss on disposition of property                         -             -              -             -             -
    Settlement of claim with debt                           -             -              -        32,500             -
    Depreciation                                        7,500         4,650          6,200         9,150         6,708
    Minority interest expense                          49,500             -              -             -             -
    Changes in assets and liabilities:
     Accounts receivable                                    -             -          1,846        (1,846)            -
     Prepaid expenses                                (164,500)        2,545          2,545             -             -
     Accounts payable and accrued liabilities         (12,515)      (51,773)      (149,364)      (44,744)     (275,292)
                                                 ------------    ----------    -----------    ----------    ----------
    Net cash used in developmental activities      (1,199,774)     (513,031)      (852,279)     (616,013)     (749,057)
                                                 ------------    ----------    -----------    ----------    ----------
Cash flows from investing activities:
  Purchase of property and equipment               (1,521,460)     (109,512)      (187,481)     (146,496)     (116,777)
                                                 ------------    ----------    -----------    ----------    ----------
Cash flows from financing activities:
  Additions to long-term debt                          14,556             -              -             -             -
  Change in bank overdraft                                  -        55,569              -             -             -
  Payments on long-term debt                           (6,251)      (54,000)       (46,153)      (42,117)      (31,133)
  Net change in notes payable
    to stockholders                                   254,945        30,000         64,569             -             -
  Proceeds from issuance of stock
    and stock to be issued                          2,359,537       601,200      1,255,325       726,013       975,469
                                                 ------------    ----------    -----------    ----------    ----------
   Net cash provided by financing activities        2,622,787       632,769      1,273,741       683,896       944,336
                                                 ------------    ----------    -----------    ----------    ----------
Net increase (decrease) in
  cash and cash equivalents                           (98,447)       10,226        233,981       (78,613)       78,502

Cash and cash equivalents:
  Beginning of period                                 233,981             -              -        78,613           111
                                                 ------------    ----------    -----------    ----------    ----------
  End of period                                  $    135,534    $   10,226    $   233,981    $        -    $   78,613
                                                 ============    ==========    ===========    ==========    ==========
Supplemental cash flow information:
  Cash paid during the period for interest       $          -    $        -    $     9,647    $   12,701    $   12,701
                                                 ============    ==========    ===========    ==========    ==========

Non-cash transactions:

  During the year ended May 31, 1995, the Company issued stock for conversion of notes payable (see Note 5).

  During the year ended May 31, 1996, the Company issued 200,000 shares of common stock, valued at $21,000 in connection with a loan from a shareholder. Also during the year ended May 31, 1996, the Company assumed $77,067 in debt in connection with acquiring an additional interest in the mine (Note 2).

  During the period ended February 28, 1997, the Company issued 589,200 shares of common stock in connection with the Indonesian mining property acquisitions, 100,000 shares for domestic mining services and 100,000 shares for a Brazilian timber concession (Note 7).

          See accompanying notes to consolidated financial statements.
                                      F-8

                      NEVADA MANHATTAN MINING INCORPORATED
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE PERIOD FROM INCEPTION (JUNE 10, 1985)
                        TO FEBRUARY 28, 1997 (UNAUDITED)


Cash flows from developmental activities:
  Net loss                                              $ (12,971,115)
  Adjustments to reconcile net loss to net cash
   used in developmental activities:
    Common stock issued for services                          725,000
    Loss on disposition of property                           156,183
    Settlement of claim with debt                              97,265
    Depreciation                                               66,567
    Minority interest expense                                  49,500
    Changes in assets and liabilities:
     Prepaid expenses                                        (164,500)
     Accounts payable and accrued liabilities                 246,273
                                                        -------------
  Net cash used in developmental activities               (11,794,827)
                                                        -------------
Cash flows from investing activities:
  Purchase of property and equipment                       (5,625,466)
                                                        -------------
Cash flows from financing activities:
  Additions to long-term debt                                 330,011
  Payments on long-term debt                                 (165,291)
  Net change in notes payable to stockholders                 256,196
  Proceeds from issuance of stock                          17,134,911
    and stock to be issued                              -------------
  Net cash provided by financing activities                17,555,827
                                                        -------------

Net increase in cash and cash equivalents                     135,534

Cash and cash equivalents:
  Beginning of period                                              --
                                                        -------------
  End of period                                         $     135,534
                                                        =============







          See accompanying notes to consolidated financial statements.

                      NEVADA MANHATTAN MINING INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              MAY 31, 1996 AND 1995
                         AND FEBRUARY 28, 1997 AND 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Organization

   Nevada Manhattan Mining Incorporated was organized under the Laws of the State of Nevada on June 10, 1985, to acquire, explore, develop, finance and sell mining rights and properties. As of May 31, 1996 the Company is in the development stage, in that planned principal operations have not commenced. The Company has to date acquired properties and begun exploration and development.

   Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Basis of Presentation

   The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is reporting a net loss of $1,198,506 and $611,073 for the years ended May 31, 1996 and 1995 and $1,319,759 for the period ended February 28, 1997 and net cash resources were used in developmental activities for each year and for the period then ended.

   The following is a summary of managements' plan to raise capital and generate additional operating funds. Management has reached an agreement to have gold ore milled adjacent to its Nevada property by a third party, reducing capital requirements of the Company. The Company and its joint venture partners in the Nevada property have constructed a 1400 foot decline underground access to enhance exploration and facilitate the extraction of gold ore. The Company has negotiated an agreement with Harrison Western Mining and Construction Company to begin production in July 1996. The Company has acquired and commenced the exploration and development of its mineral holdings in Indonesia and its Brazilian timber operations. Management will attempt to raise additional capital through a private or public sale of common stock or by loans. Though the Company has been able to raise funds from private placement of its equity securities in recent years, there is no assurance of future availability of funds from these sources.

                      NEVADA MANHATTAN MINING INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Statement of Cash Flows

   For statement of cash flow purposes, the Company considers short-term investments with original maturities of three months or less to be cash equivalents.

   Property and Equipment

   Mining properties acquisition, exploration and development costs are capitalized as incurred and will be amortized on the units-of-production method based on economically recoverable mineral reserves. The Company assesses impairment of mineral properties on an area-by-area basis which aggregates contiguous areas. Estimated site restoration and closure costs in which the Company has reclamation responsibilities are charged against operating earnings on the units-of-production method over the expected economic life of the mines.

   Other property and equipment are carried at cost. Depreciation of other property and equipment is provided using the straight-line method over the seven year estimated useful lives of the related assets. Maintenance and repairs are charged to operations as incurred and expenditures for major improvements are capitalized. Gains and losses from retirement or replacement of property and equipment are included in operations.

   Income Taxes

   The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) which requires the use of the asset and liability method of computing deferred income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

   Net Loss Per Common Share

   Per share amounts have been computed on the weighted average number of common shares outstanding for each period. All share and per share amounts have been restated to retroactively reflect the reverse stock split explained in Note
   5. Convertible preferred shares are considered antidilutive since conversion would decrease loss per share.

                      NEVADA MANHATTAN MINING INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

2. MINING PROPERTIES AND EQUIPMENT

   The Company previously owned a 24.5 percent undivided interest in a mining property in the Manhattan Mining District, Nye County, Nevada. The property consists of 28 patented (fee) and 65 unpatented mine claims which include the Whitecaps Mine, Union Mine, Consolidated Mine, Earl Mine, Bath Mine and other assorted mines and claims which cover approximately 1,200 acres. Under contractual understandings reached during October 1995, which are in the final stages of confirmation, the Company has increased its interest to 50 percent and has assumed an additional $77,067 in debt (Note 3) in connection therewith.

   In March 1997, the Company entered into an agreement to purchase the note and deed of trust in its entirety which is secured by the property (see Note 7). Management of the Company is active in the supervision of work taking place, plus future planning of all aspects of operations. The operating permits for the Manhattan Gold Mine were issued to the Company by the State of Nevada during April 1996. The Company has negotiated an agreement with Harrison Western Mining and Construction Company for the beginning of production in July 1996. The work was begun in July 1996 and included placement of mine shops and support facilities; mining in the existing workings of the mine and extension of the existing decline from its end location of 1,200 linear feet from the surface to the White Caps Level. Underground flooding and caving of the existing decline required an alternate access way and a new decline was driven from approximately 800 feet on the existing decline. As of the end of December 1996, the new decline has been driven starting from approximately 350 feet with an additional 450 feet expected to be completed by the end of March 1997. Ore is expected to begin to be milled in May 1997.

   Previously, the Company had an interest in a gold producing property in Bolivia, South America and mining claims in British Columbia, Canada. The management, directors and stockholders voted to release these properties as they felt they were not economical to the Company and the future exploration and development of the Nevada, Indonesian and Brazil properties would offer the greatest return to the Company (see Note 7).

                      NEVADA MANHATTAN MINING INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


3. LONG-TERM DEBT AND NOTES PAYABLE

   Notes payable to stockholders accrue interest at rates from 9 percent to 12 percent, are due on demand and are guaranteed by certain Company officers.

   Long-term debt consisted of the following:

                                                  FEBRUARY 28,               MAY 31,
                                                  ------------      -----------------------
                                                     1997            1996              1995
                                                     ----            ----              ----
                                                  (unaudited)
Obligation to a stockholder as a result of a
lawsuit settlement, interest imputed at 9%,
payable $1,000 per month until April 2001           $ 48,426        $ 50,770        $ 52,330

Note payable to an individual at $2,000 per
month, including interest at 9%                       35,649              --              --

10% note payable to an individual under
terms of a joint venture agreement,
payable $50,000 per year including interest           84,341         109,341          76,867
                                                    --------        --------        --------
                                                     168,416         160,111         129,197
Current portion                                       68,150          44,388          23,278
                                                    --------        --------        --------
Long-term debt                                      $100,266        $115,723        $105,919
                                                    ========        ========        ========


   Maturities of long-term debt are as follows for the years ending May 31:


           1997                                           $44,388
           1998                                            48,925
           1999                                            40,978
           2000                                            10,267
           2001                                            15,553

   The Company has capitalized $26,693, $34,242, $82,906 and $74,543 of interest into the mining properties during the years ended May 31, 1996, 1995 and 1994 and for the period ended February 28, 1997, respectively.

                      NEVADA MANHATTAN MINING INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


4. COMMITMENTS AND CONTINGENCIES

   Lease

   The Company leases office space under terms of an operating lease expiring on February 28, 1997. Future minimum lease payments for the year ending May 31, 1997 are $20,394. Rent expense amounted to $20,726, $20,394, $21,922 and
   $18,621 for the years ended May 31, 1996, 1995 and 1994, and the period ended February 28, 1997, respectively.

   Securities and Exchange Commission

   During May 1989, the Company received notice that the Securities and Exchange Commission ("Commission") had commenced an investigation into the Company's business activities. In 1993, the Board of Directors of the Company determined that the entry of a proposed consent judgment and the termination of the investigation was in the best interest of the Company and received confirmation that the investigation had been completed.

   On March 19, 1994, the Company received the following "Stipulation Regarding Resolution of Outstanding Issues" from the Commission closing out the investigation and all related issues:

      "Whereas the disposition of funds analysis conducted pursuant to the Judgment of Permanent Injunction and Other Relief against Defendant Nevada Manhattan Mining Incorporated entered on August 3, 1993 has revealed no ill-gotten gains received by any defendant, the undersigned parties hereby stipulate that all outstanding issues in this action have been resolved, including disgorgement, and that the judgment entered against the defendants are final."

   While the Company believes that it was in the best interests of the Company and its stockholders to enter the consent judgment, the entry of the judgment may impose certain burdens on the Company with respect to its future activities. The more significant of such burdens are as follows:

      (i) The Company may not be able to utilize the exemptions from registration available under Regulation A and Rule 701 under the 1933 Act.

      (ii) The Company may not be able to rely on the private placement exemptions provided in various state securities laws in connection with the offer and sale of securities in a transaction which qualifies as an exempt sale of securities under the 1933 Securities Act.

                      NEVADA MANHATTAN MINING INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


4. COMMITMENTS AND CONTINGENCIES (CONTINUED)

   Securities and Exchange Commission (Continued)

   In such case, the Company would be required to qualify the transaction under the state securities laws which may not be available. This qualification would increase the cost of, and extend the time for completing, such private placement of securities.

   Other Contingencies

   In January 1995, a group of stockholders and creditors asserted a claim in regards to a January 1988 settlement agreement. The Company has not been formally served or any legal process initiated by the stockholders and creditors in asserting this claim. Management does not believe the ultimate outcome of this contingency will have a material effect on financial position or results of operations.

5. STOCKHOLDERS' EQUITY

   Stock Options

   The Company has granted stock options to all members of the Board of Directors in the amount of 10,000 shares per full year of service as an active member of the Board of Directors. The exercise price of options granted is $1.00 per share of common stock. Options may not be exercised after expiration of ten (10) years from the date of grant and are non-transferable other than by will or inheritance. These options are the only compensation received for service as Director.

   The following table sets forth information regarding options for the periods ended:

                                          FEBRUARY 28,         MAY 31,
                                          ------------      --------------
                                            1997            1996      1995
                                            ----            ----      ----
                                         (unaudited)
      Outstanding at beginning of period   240,000        190,000   160,000
      Granted                               -              50,000    30,000
                                           -------       --------  --------
      Outstanding at end of period         240,000        240,000   190,000
                                           =======        =======   =======

   In connection with their employment contracts, the Company also granted two officers the right to purchase 900,000 common shares each at an average price of $1.50 per share. The officers exercised these options during the year ended May 31, 1996 and the Company's

                      NEVADA MANHATTAN MINING INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


5. STOCKHOLDERS' EQUITY (CONTINUED)

   Board of Directors then agreed to give the officers the shares for services rendered. These shares have been valued at $.25 per share ($450,000) in the accompanying financial statements.

   The Company has also granted its chief legal counsel an option to acquire 100,000 common shares at $4 per share.

   Reverse Split

   In February 1995, the Company's stockholders approved a one-for-ten reverse split of the Company's common stock. The stated par value per share was not changed. All share and per share amounts herein have been retroactively restated to reflect the reverse split.

   Stock to be Issued and Stock Subscriptions Receivable

   The Company sold 647,213 shares of common stock and 13,150 shares of Series A Preferred Stock in separate private placements during the year ended May 31, 1995. The preferred stock had not been formally issued as of May 31, 1995, but was issued during the year ended May 31, 1996. The Company raised $776,513 in the private placements of which $50,500 was still receivable at May 31, 1995 and has been reflected as an offsetting amount in stockholders' equity at that date.

   During the year ended May 31, 1995, the Company also agreed to issue 73,467 shares of common stock in exchange for conversion of $638,660 of notes payable to certain individuals.

   During the year ended May 31, 1995, the Company also agreed to issue 32,500 shares of common stock to certain individuals to settle certain claims made by the individuals. The $32,500 value of the shares was charged to general and administrative expense.

   The preferred stock has a $1 par value, a $10 liquidation preference and an 8 percent cumulative dividend payable in cash or kind. Each share is convertible to ten common shares for a period of thirty months.

   During 1988, two Company officers loaned 495,000 (post-reverse split) common shares to the Company as treasury stock in return for the Company's promise to return the shares when common shares became available as a result of a reverse split or an increase in authorized shares. The shares were reissued to the officers in November 1995. The Company has accounted for the shares, valued at the market price of the shares when they were loaned to

                      NEVADA MANHATTAN MINING INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


5. STOCKHOLDERS' EQUITY (CONTINUED)

   Stock to be Issued and Stock Subscriptions Receivable (Continued)

   the Company, as a long-term obligation in the financial statements until the year ended May 31, 1995, when the reverse split occurred and the shares became available for issuance. At that time, the obligation was considered as common stock to be issued and included in stockholders' equity.

   Warrants

   In connection with the private placement of common stock, in October 1994, the Company also issued warrants to purchase 50,300 shares of common stock at $1.00 per share. None of these warrants, which expire in October 1996, have been exercised as of May 31, 1996.

6. INCOME TAXES

   The Company has recorded no income tax benefit, nor has deferred taxes in any year due to a net operating loss carryforward amounting to approximately $10,000,000 at May 31, 1996, which will expire, if not utilized, from 2002 to 2011.

7. SUBSEQUENT EVENTS

   In March 1997, the Company entered into a Sale and Purchase Agreement with the Selig Entities. Under the terms of this latest agreement, the Selig Entities agreed to sell to the Company one hundred percent (100%) of their interests in the Nevada Note, the Deed of Trust, and the Nevada Property for the sum of Three Hundred Seventy Five Thousand Dollars ($375,000) payable as follows: One Hundred Thousand Dollars ($100,000) in March 1997 and the balance plus all accrued and unpaid interest (calculated at the rate of 5.25%) on or before February 6, 1999. The Company in fact paid the first installment of One Hundred Thousand Dollars ($100,000) in March 1997. The agreement also acknowledges that the Company is the only person or entity legally entitled to conduct mineral operations on the Nevada Property. The Company is also required to pay all U.S. Bureau of Land Management annual maintenance fees associated with the claims comprising the Nevada Property.

   Indonesia

   The Company has made certain acquisitions in Indonesia subsequent to May 31, 1996:

   On August 19, 1996, the Company entered into an agreement to acquire a 51% interest in a metals/minerals mining property in Kalimantan, Indonesia (Sopang Gold Concession). Consideration for the purchase consisted of 400,000 shares of common stock due upon the signing of the agreement (of which 10,800 are unissued as of February 28, 1997) and an additional 4,000,000 shares to be released dependent upon the value of an independent valuation of the property. The Company has valued the 400,000 shares at $1,200,000.

   The Sopang Gold Concession ("Sopang") consists of 16,480 hectares and is held under Indonesian title as a KP, a form of Indonesian citizen ownership with a joint venture agreement. The concession is located in southeast Kalimantan. Because of the lack of major infrastructure in the area, initial work will be limited to surface trenching and geochemical sampling. Field work at Sopang will be initiated in the first quarter of 1997 with more extensive exploration including airborne geophysical surveys and drilling to be initiated later in 1997.

                      NEVADA MANHATTAN MINING INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


7. SUBSEQUENT EVENTS (CONTINUED)

   Indonesia

   The West Kalimantan Gold Project ("West Kalimantan") is 75 kilometers south of the Sarawak region of Malaysia and contains 62 hectares with the intent to expand to at least 2,000 hectares. The Project is held under a KPPE title, a form of Indonesian citizen ownership in joint venture with the Company. Access to the property is by road and motorized canoe for initial field work and helicopter support for advanced exploration activities. Infrastructure is limited but the proximity to the west coast of Kalimantan and low relief terrain indicates no unusual development problems will be encountered. Following a survey and additional ground sampling, key core drill targets will be identified and drilling will start as early as the second quarter of 1997. Further property acquisition is an integral part of the development program at West Kalimantan. Exploration has commenced in the first quarter of 1997.

   The Cepa Coal Project ("Cepa") in East Kalimantan covers an area of approximately 286,000 hectares and is held in three concessions as Contracts of Work ("COW's"). Initial work on the property will include reasonable expansion of ownership to include promising additional property containing similar coal. Surface sampling, shallow drilling for coal characterization and general market surveys began in the first quarter of 1997. The
   Silobat and Cepa projects, collectively, were acquired in January 1997 for 400,000 common shares issued upon signing of the agreement (valued at $2,800,000) and an additional 4,000,000 shares to be released dependent upon an independent valuation of the property of $40,000,000. The Company is also contingently liable to issue 1,000,000 common shares regardless of the valuation.

   The Company has contractually acquired the controlling interest in five additional gold concessions in Indonesia. The Company is currently reviewing these properties to determine an applicable acquisition structure.

   The Company has retained the firm of Behre Dolbear & Co. to provide review and third party validation with respect to its Indonesian operations.

   Brazil

   The Company, through its 80% owned subsidiary, Equatorial Resources ("ER"), has entered into a joint venture agreement with a Brazilian company to develop and operate 276,000 hectares of virgin timberland located in the state of Para, Brazil. The Company has an option to buy an additional 420,000 hectares. Under this joint venture arrangement, ER will manage the property and will earn a fifty percent interest in all

                      NEVADA MANHATTAN MINING INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS



7. SUBSEQUENT EVENTS (CONTINUED)

   Brazil (Continued)

   operations, including timber harvesting and milling activities currently being conducted on the property. Of the four existing saw mills acquired by ER, two are operational in Phase I and Phase II, and the other two mills will be put into operation by the end of February 1997. Immediate expansion plans call for the construction of up to eight additional mills in Phase III.

   The Company is providing $500,000 for Phase I and Phase II and will provide $1,500,000 for Phase III. In addition to the cash capital requirements for the property, the Company has issued 100,000 shares (valued at $700,000) and is required to issue 2,000,000 shares of common stock to the seller in 1997 upon closing of a stock-for-assets reorganization agreement.

8. GEOGRAPHIC AND SEGMENT INFORMATION

   The Company's operations during the three years ended May 31, 1996 were entirely gold mining operations in the United States. Beginning in the nine months ended February 28, 1997, the Company began operating in Indonesia (gold mining and coal) and Brazil (timber). Financial data by geographic area as of and for the period ended February 28, 1997 were as follows:

                                    (Unaudited)
                           Operating           Identifiable
                             Loss                Assets
                          -----------         -----------
     United States        $(1,105,472)        $ 5,659,169
     Indonesia                (79,955)          4,123,147
     Brazil                  (134,332)            947,500
                          -----------         -----------

     Total                $(1,319,759)        $10,729,816
                          ===========         ===========

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Nevada Manhattan Mining Incorporated

                                        Date:  April 3, 1997

                                        By:    /s/ Jeffrey S. Kramer
                                           -----------------------------------
                                                   Senior VP, CFO and Director

All of the above-referenced sales were made by the Company in reliance upon the exemptions from registration contained in Section 4(2) of the Securities Act of 1933 and Regulation D promulgated pursuant to such exemption.

                                  13. EXHIBITS
EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBIT
-------                        ----------------------
 3.(i)     Articles of Incorporation of Epic Enterprises, Ltd., Filed June 10,
           1985+

 3.(ii) Certificate of Amendment to Articles of Incorporation of Epic Enterprises, Ltd., Filed September 11, 1987+

 3.(iii) Certificate of Amendment to Articles of Incorporation of Nevada Manhattan Mining Incorporated Filed October 26, 1987+

 3.(iv) Certificate of Amendment of Articles of Incorporation of Nevada Manhattan Mining Incorporated Filed August 31, 1995+

 3.(v) Certificate of Determination of Preferences of Series A Preferred Stock of Nevada Manhattan Mining Incorporated Filed October 25, 1995+

 3.(vi)    Bylaws of Epic Enterprises, Ltd.+

 3.(vii)   Memorandum and Articles of Association of Equatorial Resources, ltd.

 3.(viii)  Memorandum and Articles of Association of Kalimantan Resources, Ltd.

 4.(i)     Pages 1, 3, 4, and 5 of the Bylaws of Epic Enterprises, Ltd.+

 4.(ii) Pages 1 through 9 of Certificate of Determination of Preferences of Series A Preferred Stock of Nevada Manhattan Mining Incorporated Filed October 25, 1995+

 4.(iii)   Stock Options Issued to Directors

10.(i)     Mining Agreement Dated April 4, 1987+

10.(ii)    Amendment to Mining Agreement Dated December 9, 1987+

10.(iii)   Manhattan Mining Property Agreement Dated March 2, 1989+

10.(iv)    Corporation Quitclaim Deed Filed March 9, 1989+

10.(v)     Deed of Trust and Assignment of Rents Recorded March 9, 1989+

10.(vi)    Joint Venture Agreement Dated June 1993+

10.(vii)   Letter Agreement Dated August 10, 1995+

10.(viii)  Amendment to Joint Venture Agreement Dated October 20, 1995+

10.(ix) Contract Between Nevada Manhattan Mining, Inc, and Harrison Western Construction Corp.+

10.(x)     Principles of Agreement Dated August 19, 1996+

10.(xi)    Employment Agreement Dated January 1, 1995 with Christopher D.
           Michaels+

10.(xii)   Employment Agreement Dated January 1, 1995 with Jeffrey Kramer+

10.(xiii)  Consulting Agreement with Gold King Mines Corporation Dated April 1,
           1995+

10.(xiv) Consulting Services Agreement Dated October 7, 1996 with Behre Dolbear & Company, Inc.+

10.(xv)    Letter Agreement Dated March 25, 1996 with David Weissberg, M.D.+

10.(xvi)   Letter Agreement Dated May 13, 1996 with David Weissberg, M.D.+

10.(xvii)  Letter Agreement Dated September 25, 1996 with Mr. John Holsten+

10.(xviii) Financial Advisory Agreement with Rhone Finance SA dated November
           26, 1996+

10.(xix)   Addendum Agreement to Principles of Agreement

10.(xx) Acquisition Agreement by and between Sinkamas Agunbg Ltd. and Kalimantan Resources, Ltd. dated January 26, 1997

10.(xxi) Acquisition Agreement for Gold and Coal Concessions by and between Kalimas Jaya Ltd. and Kalimantan Resources, Ltd.

10.(xxii)  November 11, 1996 letter Agreement with Maderia Intex, S.A.
           International Exporte

10.(xxiii) Proposal for Sale and Purchase and Authorization for Exploration of
           Timber

10.(xxiv)  Eco-Rating Standard Agreement dated December 17, 1996

10.(xxv)   Sale and Purchase Agreement dated February 6, 1997

EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBIT
-------                        ----------------------

21          Subsidiaries of the Company

27          Financial Data Schedule+

99(i)       Business Plan Dated July 1995+

99(ii)      Business Plan Dated January 1997




-------------------------------------------------------------------------------
+ Incorporated by reference to the Company's Registration Statement on Form
  SB-2 filed December 6, 1997 (Registration No. 333-17423).